Lufthansa

05012826

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
15 November 2005

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

dlw 11/29

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ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

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News/Up to date News

14 November 2005

Lufthansa

Lufthansa Cargo lowers fuel surcharge to 0.50 Euro/kg

Fuel Surcharge down a threshold again

Lufthansa Cargo is reducing its fuel surcharge, effective 28 November 2005, from 0.55 to 0.50 Euro per kilo of actual freight weight. The company is effecting the reduction in response to the contінfalling fuel prices.

The fuel surcharge is governed by a methodology based on the fuel price index. The index reflects the average price of aviation fuel on the world's five major spot markets and is used as a tool for adapting the fuel surcharge up or down, whenever the index exceeds or falls below a specific threshold or benchmark for two consecutive weeks.

The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, allowing customers to understand how adjustments to the sur-charge are calculated. Updates and further details of the methodology are available on the website www.lufthansa-cargo.com.

Lufthansa Cargo AG
Corporate Communications
Tel. +49 69-696-91123
Fax +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 14 November 2005

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News/Up to date News

9 November 2005-2

Lufthansa

Changes in Lufthansa shareholder structure

Die MGL – Münchener Gesellschaft für Luftfahrtwerte mbH – has up to now held a stake of 8.6 per cent in Deutschen Lufthansa AG. The controlling shareholders in MGL were the Bayerische Landesbank and Dresdner Bank.

Effective 1 November 2005, Dresdner Bank withdrew its shareholding in Lufthansa from MGL and is now direct owner of that stake.

MGL now holds 4.3 per cent and Dresdner Bank 4.31 per cent.
No Lufthansa shares were sold in the transaction.

An obligatory disclosure is prescribed by legal disclosure requirements when shareholdings fall below 5 per cent. Intra-group controlling interests also necessitated disclosure of the shareholdings held by Allianz and the Bayerische Landesbank incl. their associate companies.

Cologne, 9 November 2005

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The Share Shareholders' structure

78.2 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 423,400 shareholders are recorded in Lufthansa's shareholders' register. Around 31.3 per cent of Lufthansa's share capital is held by private stock owners, about 68.7 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 78.2 per cent of Lufthansa share capital at 30 September 2005. Second with 4.5 per cent were shareholders from Belgium followed by investors from the USA with 4.1 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure

Free float	100 %

Shareholder structure by nationality

Germany	78.2 %
Belgium	4.5 %
USA	4.1 %
Great Britain	3.7 %
Switzerland	2.9 %
Luxembourg	2.9 %
Other (141 countries)	3.7 %



Last update 9 November 2005

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7 November 2005

Lufthansa

Lufthansa Cargo lowers fuel surcharge

Fuel Surcharge down a threshold

Lufthansa Cargo is reducing its fuel surcharge, effective 21 November 2005, from 0.60 to 0.55 euros per kilo of actual freight weight. The company is effecting the reduction in response to the falling fuel prices over the past two weeks.

The fuel surcharge is governed by a methodology based on the fuel price index. The index reflects the average price of aviation fuel on the world's five major spot markets and is used as a tool for adapting the fuel surcharge up or down, whenever the index exceeds or falls below a specific threshold or benchmark for two consecutive weeks.

The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, allowing customers to understand how adjustments to the surcharge are calculated. Updates and further details of the methodology are available on www.lufthansa-cargo.com/Info Center/Fuel Price Index.

Lufthansa Cargo AG
Corporate Communications
Tel. +49 69-696-91123
Fax +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 7 November 2005

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News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, October 28 2005

Lufthansa bought stake in Fraport AG

Deutsche Lufthansa AG holds in the meantime a total of 4.5 million shares in Fraport AG, which is equivalent to around 4.95 per cent of the company's nominal capital.
The purchase price amounting to around 170 million euros was paid from own financial resources.
Lufthansa intends in the short term to increase its stake in Fraport to 5 per cent.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Tel: +49 69 696 - 90997, Fax +49 69 696 - 90990,
e-mail: investor.relations@dlh.de

28 October, 2005

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28 October 2005-2

Lufthansa

Lufthansa buys stake in Fraport AG

Lufthansa entrenches its position in Frankfurt - Closer system partnership

Deutsche Lufthansa AG holds in the meantime a total of 4.5 million shares in the Frankfurt Airport operating company, which is equivalent to about 4.95 per cent of Fraport's nominal capital. The purchase price, amounting to around 170 million euros, was funded entirely from existing financial resources. Lufthansa intends in the short term to increase its stake to 5 per cent.

"We are investing at the Frankfurt base in Germany's air traffic infrastructure. Our stake in the airport operator will intensify our partnership with Fraport and lastingly strengthen our airline's position at the major Frankfurt hub," commented Lufthansa Chairman and CEO Wolfgang Mayrhuber. The investment underpins the objectives of the "Air Traffic for Germany" initiative. It is a good development for the entire air traffic system in Germany. Competition in the industry is no longer between airlines and alliances but between air traffic systems in their entirety, encompassing airlines, airports and air traffic control, said Mayrhuber. Seamless flight connections in Frankfurt also strengthen other airports linked with the hub by Lufthansa. "We have a stake in Munich's Terminal 2 and all have profited from it: customers, the airport and the airline. That is precisely also our aim in Frankfurt." The stake in Fraport AG is a strategic investment in our core business, Mayrhuber added. It will allow Lufthansa to leverage influence in the airport's development, improve cooperation and enhance quality on the ground for the benefit of customers. "That will strengthen our competitive position." Moreover, Fraport AG generates strong returns. "The investment in the airport operator will pay off," observed Mayrhuber.

Fraport Chairman Dr. Wilhelm Bender was equally positive: "We wholeheartedly welcome Lufthansa as a shareholder in the company. Its financial investment will strengthen the successful system partnership between Lufthansa, Star Alliance and Fraport."

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz/Michael Göntgens
Tel. +49 69 / 696 - 51014 / -67338
Fax +49 69 / 696 - 6818
http://media.lufthansa.com

Frankfurt, 28 October 2005

See the presentation of Lufthansa CFO Dr. Karl-Ludwig Kley (pdf-file)

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News/Up to date News

13 October 2005

Lufthansa

Lufthansa Cargo raises fuel surcharge to 0.60 Euro/kg

Increasing crude oil prices trigger rise in fuel surcharge again

Lufthansa Cargo is raising its fuel surcharge, effective 24 October 2005, from 0.55 to 0.60 euro per kilo of actual freight weight. The increase, ensuing from the steady rise in fuel prices, is governed by a methodology based on Lufthansa Cargo's Fuel Price Index. The index reflects the average price of aviation fuel in the world's five key spot markets. Once the index exceeds a specific benchmark for two consecutive weeks, the logistics services provider in the Lufthansa Group adjusts the fuel surcharge accordingly upwards.

In response to the record fuel prices in recent months, Lufthansa Cargo is adjusting its methodology by adding two new threshold limits to the Fuel Price Index.

Further details and updates on the Fuel Price Index are available on our website: www.lufthansa-cargo.com/Info Center/Fuel Price Index.

Lufthansa Cargo AG
Corporate Communications
Tel. +49 69-696-91123
Fax +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 13 October 2005

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- SWISS
Information on integratio
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News/Up to date News

12 October 2005

Lufthansa

Passenger numbers and capacity utilisation reach new heights

Successful capacity management again increases seat load factor

More passengers and a significantly higher passenger load factor: that is the positive result achieved by Lufthansa after the first nine months of 2005. During this period 38.8 million passengers chose to fly Lufthansa - an increase of 0.5 per cent year-on-year. Sales rose by 4.7 per cent, outpacing the moderate increase in capacity. The passenger load factor consequently rose by 1.5 percentage points to 75.8 per cent, the highest nine-month level ever recorded by the company.

From January to September Lufthansa Cargo transported 1.3 million tonnes of freight and mail - on a par with the previous year's performance. Capacity increased by 2.7 per cent due to additional belly space available on passenger aircraft. This caused the cargo load factor to slip by 2.2 percentage points. As a result, the Group's overall load factor (passenger and freighter aircraft) declined slightly to 70.6 per cent.

The Lufthansa Group's financial result for the first nine months will be published on 10 November 2005 and will simultaneously be available for downloading at www.lufthansa-financials.com.

Lufthansa Group	Jan.-Sept. 2005	Jan.-Sept. 2004	Year-on-year change in %
Passengers (1,000s)	38,820	38,624	+0.5
Available seat-kilometres (mill.)	109,152	106,360	+2.6
Revenue pax-kilometres (mill.)	82,756	79,065	+4.7
Passenger load factor in per cent	75.8	74.3	+1.5P.
Freight/mail (in 1,000 tonnes)	1,278	1,280	-0.1
Cargo load factor in per cent	64.0	66.2	-2.2P.
Available tonne-kilometres (mill.)	19,975	19,411	+2.9
Revenue tonne-kilometres (mill.)	14,110	13,776	+2.4
Overall load factor in per cent	70.6	71.0	-0.4P.
Number of flights	490,807	485,801	+1.0

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz/Michael Göntgens
Tel. +49 69 696 - 51014 / -67338
Fax +49 69 696 - 6818
http://media.lufthansa.com

Frankfurt, 12 October 2005

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Reports Monthly Reports

Monthly Report 10/2005

▶ **Investor Info**

▶ **Traffic Figures**

Investor Info

Change in capacity utilisation in October 2005 compared with previous year


80
75
70
%
65
60
55
2005
2004
PassengerLF
CargoLF
GroupLF

Passenger and freight traffic below prior-year record levels

In October 2005, the Lufthansa airlines fell short of the record levels in the same month in the previous year. During the month, 4.6 million (- 2.1%) passengers flew with Lufthansa. Only part (+0.6 %) of the marginal increase (+1.6 per cent) in capacity was sold in the market, so that the passenger load factor fell by 0.8 percentage points to 74.7 per cent. In the Americas, reduced capacity led to improved utilisation despite a decline(-2.5 %) in passenger numbers. In Asia/Pacific, the occupancy rate was down on the year-earlier level to 81 per cent (- 2.2 pp), the passenger count was down by 0.2 per cent. Capacity utilisation versus the peaks in October 2004 also fell in Europe (65.2 %) as well as in Africa and the Middle East (68.5%).

Lufthansa Cargo transported 157,000 tonnes of freight and mail in October – a decline of 4.3 per cent. Flight schedule optimisation scaled back capacity by 2.7 per cent. Demand also fell by 3.9 per cent, reducing the cargo load factor by 0.8 percentage points to 67 per cent.

Overall (passenger and freight traffic) production rose by 0.5 per cent to close to 2.4 billion tonne-kilometres, sales fell by 1.3 per cent. Capacity utilisation declined year-on-year by 1.4 percentage points to 70.9 per cent.

Lufthansa stake in Fraport

Since the end of October, Lufthansa has held 4.95 per cent of the nominal capital of the Frankfurt Airport operator, Fraport AG. The purchase price of around 170 million euros for the 4.5 million shares was paid from existing financial resources. Lufthansa intends shortly to raise its stake to 5 per cent.

Lufthansa/SWISS: Integration makes progress

The SWISS TravelClub is to be integrated in Lufthansa's Miles & More frequent flyer programme, effective 1 April 2006. SWISS will present the programme in Switzerland, and support members resident there as well as partners. The Swiss carrier is already a partner in the Lufthansa PartnerPlusBenefit corporate bonus programme. The two airlines are also codesharing on flights between Germany and Switzerland and have set up joint check-in counters at the Frankfurt, Munich and Zurich hubs as well as in Basel

Up to date

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17 May 2006
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and Geneva. At the other airports in Germany and Switzerland as well as in Dubai and Cairo both airlines use the same terminals.

Airfoil Services Sdn. Bhd. (ASSB) expands capacity
ASSB, a joint subsidiary of Lufthansa Technik and MTU in Kuala Lumpur, has announced to expand its product portfolio with advanced MRO processes at a new workshop. Its aim is to boost revenues fourfold to around 20 million USD over the next five years.

"LH-Performance" again the best DAX-30 programme
The Lufthansa stock option programme has again – for the fourth year in a row - landed top spot in a study published by the Union Investment fund company in September.

Miles & More: Closer cooperation with Air China
Cooperation with the Chinese flag carrier, since the start of the winter timetable, has been extended throughout the Chinese carrier's domestic network. Miles & More members can now earn mileage on 161 routes to 66 destinations in China.

Please note:
The 3rd interim report with the nine-month statistics will be published on 10 November. From 10 am on that day it will also be available on the Internet.

The next Investor Info with the traffic figures for November 2005 will be published on 09 Dezember 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

8 November 2005

Traffic Figures

Lufthansa Passenger Business Group*	**October 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	4,645	-2.1	43,472	0.2
Available seat-kilometres (mio)	12,883	1.6	122,061	2.5
Revenue pax-kilometres (mio)	9,629	0.6	92,334	4.2
Passenger load factor (per cent)	74.7	- 0.8P.	75.6	+ 1.1P.
Number of Flights	54,426	-1.7	523,754	0.2

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**October 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1,000 tonnes	157	-4.3	1,435	-0.6
Available Cargo tonne-km (mio)	1,063	-2.7	10,087	2.1
Revenue Cargo tonne-km (mio)	712	-3.9	6,484	-1.0
Cargo load-factor (%)	67.0	- 0.8P.	64.3	- 2.0P.
Number of Flights	2,527	-3.4	24,867	18.9

Lufthansa Group	**October 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,371	0.5	22,330	2.6
Revenue tonne-kilometres (mio)	1,682	-1.3	15,785	2.0
Overall load factor (per cent)	70.9	- 1.4P.	70.7	- 0.4P.

Number of Flights	56,953	-1.8	548,621	0.9

Europe (incl, Germany)	**October 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	3,620	- 2.3	33,463	- 0.6
Available seat-kilometers (mio)	3,820	+ 1.6	35,701	+ 0.9
Revenue pax-kilometers (mio)	2,491	- 0.3	23,299	+ 1.8
Passenger load-factor (%)	65.2	- 1.2P.	65.3	+ 0.6P.
Cargo/mail in 1,000 tonnes	64	- 6.0	603	- 2.8
Available Cargo tonne-km (mio)	117	- 7.2	1,050	- 7.5
Revenue Cargo tonne-km (mio)	49	+ 2.6	438	- 0.0
Cargo load-factor (%)	42.4	+ 4.1P.	41.7	+ 3.1P.

America (North & South)	**October 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	540	- 2.5	5,212	+ 1.0
Available seat-kilometers (mio)	4,900	- 0.8	45,985	+ 0.7
Revenue pax-kilometers (mio)	3,883	+ 0.1	37,370	+ 3.0
Passenger load-factor (%)	79.3	+ 0.8P.	81.3	+ 1.8P.
Cargo/mail in 1,000 tonnes	46	+ 0.2	398	+ 6.3
Available Cargo tonne-km (mio)	425	+ 3.1	3,923	+ 9.2
Revenue Cargo tonne-km (mio)	293	+ 1.7	2,566	+ 4.4
Cargo load-factor (%)	68.9	- 0.9P.	65.4	- 3.0P.

Asia/Pacific	**October 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	333	- 0.2	3,181	+ 6.1
Available seat-kilometers (mio)	3,217	+ 4.0	30,981	+ 6.2
Revenue pax-kilometers (mio)	2,607	+ 1.2	24,782	+ 7.4
Passenger load-factor (%)	81.0	- 2.2P.	80.0	+ 1.0P.
Cargo/mail in 1,000 tonnes	37	- 7.4	347	- 4.4
Available Cargo tonne-km (mio)	437	- 9.4	4,305	- 2.8
Revenue Cargo tonne-km (mio)	321	- 10.8	3,014	- 6.1
Cargo load-factor (%)	73.3	- 1.1P.	70.0	- 2.5P.

Middle East & Africa	**October 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	149	- 0.7	1,592	+ 4.2
Available seat-kilometers (mio)	942	+ 6.7	9,331	+ 6.2
Revenue pax-kilometers (mio)	645	+ 4.9	6,841	+ 7.5
Passenger load-factor (%)	68.5	- 1.2P.	73.3	+ 0.9P.
Cargo/mail in 1,000 tonnes	9	- 0.3	88	+ 1.0
Available Cargo tonne-km (mio)	84	+ 16.5	809	+ 12.3
Revenue Cargo tonne-km (mio)	50	+ 7.9	465	+ 4.8
Cargo load-factor (%)	59.0	- 4.7P.	57.5	- 4.2P.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

8 November 2005

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Events Conference

Press and Analysts' Conference on January-September results 2005
Frankfurt, 10 November 2005



Deutsche Lufthansa AG: Result January-September 2005
Lufthansa 3rd Interim Report/Executive Board comments on Group figures and business at a Press and Analysts' Conference in Frankfurt.


Press and Analysts' Conference
on January - September 2005 results
Frankfurt, 10 November

Key Figures Lufthansa Group January - September 2005

	Q1-Q3 2005	Change vs. Q1-Q3 2004
Revenue	13,265 m Euro	+ 4.3 %
Operating Result	471 m Euro	+ 87.6 %
Group Result	416 m Euro	+ 153.7 %
Capex	1,047 m Euro	- 19.0 %
Cash Flow	1,292 m Euro	- 8.7 %
		Change vs. Dec 31, 2004
Net indebtedness	- 562 m Euro	+ 144 m Euro
Gearing (incl. Pensions)	77.9%	- 14.6 %P
Equity Ratio	23.0%	+ 0.8 %P

Publications and background information:

Adhoc Release

▷ **In the first nine months of 2005 Lufthansa posted an operating result of 471 million euro and raised its forecast for the full-year to well over 400 million euro**

Press Release

▷ **Lufthansa lifts nine-month operating result to 471 million euros**

3rd Interim Report January - September 2005

▶ **PDF-file (278 kB)**

Overview

▷ **Speech by Wolfgang Mayrhuber, Chairman and CEO** (PDF-file, 50 kB)
Charts (PDF-File: 1.4 MB)

▷ **Speech and presentation by Dr. Karl-Ludwig Kley, CFO** (PDF-file, 276 kB)

▷ **Charts on the interim result** (PDF-file, 100 kB)

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News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, November 9 2005

In the first nine months of 2005 Lufthansa posted an operating result of 471 million euro and raised its forecast for the full-year to well over 400 million euro

In the first nine months of 2005 the Lufthansa Group generated revenue of 13.3 bn euro (2004: 12.7 bn euro) and an operating profit of 471m euro (2004: 251m euro). The net result for January-September 2005 amounts to 416 m euro(2004: 164 m euro). For the year as a whole now an operating result of significantly over 400 million euro will be expected.

Additional information and the full January-September report will be posted on our website at http://www.lufthansa-financials.com from 10.00 a.m. (CET) on November 10.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696 - 90997, fax +49 69 696 - 90990,
E-Mail: investor.relations@dlh.de

9 November 2005

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News/Up to date News

10 November 2005

Lufthansa

Lufthansa lifts nine-month operating result to 471 million euros

Full-year forecast up again: Anticipated profit significantly over 400 million euros

"Lufthansa is holding course, even in turbulent times. Despite soaring oil prices, we have utilised our market potential and grown profitably. The strategy is right. We have turned opportunities into success," said Lufthansa Chairman and CEO Wolfgang Mayrhuber at today's presentation of Group results. In the first nine months of the year, the Lufthansa Group lifted operating profits by 220 million to 471 million euros. Profits after tax rose sharply in parallel to 416 million euros. The Executive Board has again raised its full-year forecast and is now anticipating an operating profit of significantly over 400 million euros.

Pointing to the strengths driving the Group's performance, Wolfgang Mayrhuber said: "We have further invested in products and quality, customer satisfaction is at an all-time high. Simultaneously, we have continued with our fitness drill. We are now more dynamic and more flexible." The Group has built further on its financial strength. Lufthansa commands liquid funds of more than four billion euros and is practically debt-free.

All six of the Group's business segments developed well in the nine-month-term and improved their operating result - an exemplary team effort by all the staff. "Thomas Cook has recovered. The leisure travel subsidiary will be posting profits again for the first time in four years", said Mayrhuber. Restructuring at LSG is making headway, the first signs of success are in sight. The inflight catering arm is well on the road towards profitability, although business in the US is still problematical.

The Lufthansa Chairman and CEO reaffirmed the Group's strategy of focusing and product development. The airlines in the Group stand for mobility à la carte with quality products in all segments, including bargain fares. The integration of SWISS is right on schedule, he said. Customers of both airlines are already profiting from a variety of advantages. Another strategic step is Lufthansa's acquisition of a stake in Fraport. Competition in air traffic is no longer only between airlines or airline alliances but between entire air traffic systems, encompassing airports, air traffic control and airlines. "Our stake in the Frankfurt Airport operating company will improve cooperation within the air traffic system. A strong air traffic system in Germany will stand up in competition against London, Paris or Amsterdam."

Wolfgang Mayrhuber also dwelt on the difficult situation still confronting the airline business. Cost-cutting still tops the list of priorities, he emphasised. "Our Action Plan aimed at reducing costs and raising efficiency will be implemented. We are set on improving results by 1.2 billion euros by year-end 2006 and we will realise that target." We have already saved 708 million of the 780 million euros targeted for this year. But even afterwards, the Group must continue seeking new ways of driving down costs. "We will not let up. Costs must go down, flexibility must increase." The Lufthansa Group is strongly poised for future challenges: "A good staff and reliable management stand for progress and security for our investors."

Nine-month figures 2005

In the first nine months of the year, the Lufthansa Group generated revenue of 13.3 billion euros, which is 4.3 per cent more than at the same stage in 2004. Successful sales and capacity management as well as higher average yields pushed up traffic revenue by 6.2 per cent to 10.2 billion euros. Other operating income increased over twelve months by 4.9 per cent to 1.1 billion euros. It contains book profits of 180 million euros from the sale of the equity stake in Amadeus Global Travel Distribution S.A. and 107 million euros from the sale of Loyalty Partner GmbH.

The drastic rise in fuel prices lifted operating expenses by 5.3 per cent to 13.8 billion euros. During the period under review, the Lufthansa Group spent 1.8 billion euros on kerosene, which is 550 million euros (42.6 per cent) more than in the first three quarters of 2004. Without the successful fuel price hedging, the fuel bill would have been 221 million euros higher still.

In the first nine months of 2005 Lufthansa increased its operating result by 220 million to 471 million euros. Profit after tax rose to 416 million euros, which is a year-on-year improvement of 252 million

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euros. The cash flow generated from operating activities remained at the high level of 1.3 billion euros. Capital expenditure of around one billion euros, of which 501 million euros were invested in aircraft, was once again fully funded from cash flow.

		January-September 2005	January-September 2004	Change in %	July-September 2005	July-September 2004
Revenue	Euro m	13,265	12,723	+4.3	4,814	4,469
of which traffic revenue	Euro m	10,248	9,652	+6.2	3,717	3,442
Profit from operating activities	Euro m	581	659	-11.8	321	268
Group result	Euro m	416	164	+153.7	416	125
Operating result	Euro m	471	251	+87.6	218	218
Capital expenditure	Euro m	1,047	1,292	-19.0	357	178
Cash flow	Euro m	1,292	1,415	-8.7	565	763
Employees as of 30 Sept.		91,433	92,718	-1.4	-	-

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Göntgens
Te. +49 69 696 - 51014 / - 67338
Fax +49 69 696 - 95428
http://media.lufthansa.com

Disclaimer in respect of forward-looking statements
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Here you will find more information on the January-September result 2005.

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Lufthansa | A STAR ALLIANCE MEMBER

Lufthansa Aviation Group | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services

Group Report
January – September 2005

Speech by
Wolfgang Mayrhuber
Chairman of the Executive Board and CEO
Deutsche Lufthansa AG

Frankfurt, November 10, 2005

- To be checked against delivery -

Good morning, Ladies and Gentlemen,

Welcome to our quarterly conference.

A week and a half ago, we welcomed a significant arrival at *our* Frankfurt base – the "Air-boss" – as some have labelled the A380 – landed here on its first airport test. The new super plane will play an integral role in our future inter-continental strategy. In a system of just a few mega-hubs, we will be operating in entirely new dimensions with the A380. The premiere in Frankfurt was successful: The handling tests with the new plane went off well. We still have to practise till the super Airbus makes its first real pit stop – as in Formula 1 – but that's our aim. We're working on it in cooperation with Fraport ...

But now a look at the results of last quarter and the first nine months of the year.

The key figures first:

- Lufthansa posted a third-quarter operating profit of 218 million euros! That's on a par with the level in the year-ago period.

- In the nine months from January through September 2005, the Group returned an operating profit of 471 million euros against the year-earlier 251 million euros.

- Our figures are clearly better than last year's. We have increased revenues while strictly cutting costs.

All in all, over the past nine months, we can say

- that our strategy is working;

- that we have further expanded our sound financial base;

- that we have invested further in products and quality;

- that satisfaction is at an all-time high;

- that our fitness programme is on track: We're in even better condition, more efficiency-driven and more flexible.

Our Action Plan is going forward. In the first nine months, we achieved our planned cost savings and again reached all our targets: We have set the bar high but by the end of next year, we will have attained our ultimate aim of reducing costs on a lasting basis by 1.2 billion euros. Even then, we have no intention of letting up but will continue seeking new ways of

raising efficiency and cutting costs.
The reward is re-investment and that is a motivating force.

Ladies and Gentlemen,

the air traffic industry is still in a difficult position, worldwide. In addition, the political climate in Germany is still anything but beneficial to growth.

That Lufthansa has nevertheless remained on course and performed well in the market was not at all plain sailing. Despite rocketing fuel prices, we have seized our market opportunities.

We are growing and, indeed, profitably.

We have retained our strategic direction – with a clear focus on our core business. As last year, we have done further work on our portfolio – true to the maxim: less is more.

Our CFO Dr. Kley will sketch in the details about the Group's results and business developments in the first nine months.

The figures that we are presenting today are – as always – only one side of the coin. By no means do they express all about the future and the potential of our Group. On that front, we have made great strides in the last nine months. Our positioning in the markets is assuming contours and making an impact. All our business segments are focusing on their specific core business, their core competencies and profitability.

We have successes to report in all business segments. All have improved their results, all have strengthened their customer base and launched new products.

Close on 40 million customers utilised our passenger services (+0.5 %) in the first nine months. The airlines in the Group have returned a good operating result. The chart behind me shows where we could have stood, had it not been for rising oil prices.

Let's be honest, though:

All the might-have-beens, all the ifs-and-buts will get us nowhere. Those are the imponderables typical of our industry. The people at Lufthansa appreciate that and have adjusted accordingly. We are counteracting cost pressures, both technically and operationally. We are hedging against soaring fuel prices and have introduced a fuel surcharge to cushion their effect when they peak.

The airline is clearly structured. Our quality and innovation drive is continuing in full swing. With success. Customer satisfaction, as I've already noted, is at its highest ever. We are

scoring with Flynet, WLAN and our new lounge concept as well as with the vacant central seat and more stowage space in our Business Class on European routes or our sleeper seat on long haul. Our First Class Terminal in Frankfurt has been open for about a year now and is still earning kudos from customers. The same applies to the HON CIRCLE status we introduced for very frequent passengers almost a year ago. In March this year, we took our premium segment a stage further with the launch of Lufthansa PrivateJet, an excellent product which has been accepted well in the market. We are in a word offering mobility à la carte with quality products in all segments, bargain fares included.

Our customers have a choice and they are choosing: Be it a flight with Germanwings as a budget-traveller to Rome at weekends; on Monday in Economy from Frankfurt to Vienna; on Tuesday, long-haul in First Class to New York or with a Lufthansa PrivateJet on Thursday from Erlangen to Rotterdam – all from a single source, clearly differentiated and diverse. We care about customer needs. We digest and translate them into practice. (Our strategy is clear: individualised services and individualised service tailored to suit specific occasions and requirements.)

And, Ladies and Gentlemen,

Since October we are running our decentralised European services similar to our hub management in Frankfurt and Munich. Development of point-to-point flights from the eleven other German stations has been placed in the hands of <u>one single</u> and efficient unit. Our “Future Kont“ project will now become Continental Traffic with a Future. Responsibility for timely infrastructure development, efficient ground processes, customer satisfaction and results was assumed by that newly created “Non-Hub Services” unit headed by Dr. Klingenberg.

In this context we started offering 6 additional bargain flights from Hamburg. At a fare of 99 euros you can now fly to a total of 23 destinations. The word is spreading: we are not just good but also good for the money.

Overall, our hub-strategy is paying off. According to the latest AEA statistics, Frankfurt, Munich and Zurich were the most punctual hubs in Europe in the third quarter of 2005. Ahead of Amsterdam, Paris and London – an excellent achievement. But, above all, an advantage for our passengers: Flying from Frankfurt, Munich and Zurich means “flying punctually”.

Ladies and Gentlemen,

with SWISS, we have gained an important partner for our profitable growth strategy. Since July Lufthansa has indirectly held 49 per cent of SWISS equity. We will take over the Swiss carrier completely once the major traffic rights of SWISS have been secured – at the earliest at the end of 2006. But our customers benefit already. Beginning with the winter flight schedules, we have been offering more destinations and better connections through Frankfurt, Munich and Zurich. Integration of the Swiss frequent flyer programme (Swiss TravelClub) with Lufthansa's Miles & More programme is benefiting the members of both programmes. The advantages are obvious. Moreover, our programme has strengthened its lead through the addition of major business customers.

SWISS is working hard on implementation of its recovery plan, without cutting any corners. Progress is measurable. I'm convinced that the remaining obstacles will also be overcome. All in all, the integration of SWISS is right on schedule. Our expectations are all being fulfilled.

Lufthansa Cargo is successfully trimming its organisation. It is optimising its network and products. The third quarter was the best quarter yet of its business year.

Lufthansa Cargo is also well positioned in the Asian growth market. Our Chinese joint-venture airline "Jade Cargo International" is opening up significant prospects in the region.

There is nothing but good news to report for the period about Lufthansa Technik and Lufthansa Systems. Both have widened their customer base and turned in a renewed rise in external sales. Lufthansa Technik is active not only in the MRO business but also in the development of new products, which is making the company attractive, stable and weather-resistant. Lufthansa Systems has further improved its cost structure and, through production ventures in the international market, strengthened its competitiveness.

Developments at Thomas Cook are highly gratifying. The leisure travel group has made major progress towards financial consolidation and engineering its recovery. Thomas Cook is on the verge of returning to the profit zone. The company is moving ahead.

Restructuring at LSG SkyChefs is beginning to bite. The trend has been reversed and cost cutting is having effect. The new team has realised major targets on the road to full recovery. The situation in the USA is still critical, that's where the focus is now. All in all, the catering subsidiary is steering in the right direction.

Ladies and Gentlemen,

We are and will remain an Aviation Group. But, we are re-focusing: All companies in the Group set their own priorities in their particular business areas. The airlines remain the core business.

As ever, Group strategy is sharply focused on profitable growth and ongoing development of the airline business. I spelt out that strategy when I addressed you here a year ago.

At the time, I noted among others that in order "to improve the competitive clout of the passenger business, we must (and I quote)

- seek new sources of growth
- firmly continue our cost and yield management
- raise cash productivity
- develop new markets and
- find and cement the loyalty of new partners."

We have done all that. And we will continue doing just that whenever new possibilities emerge.

In March, we took a significant strategic step with SWISS and now – after Munich - another promising door has opened at Fraport.

Our business is mobility but mobility is not merely confined to flying. Mobility begins and ends on the ground. That's why we are increasingly addressing that issue. We know how important an efficient ground-air product is to our customers and how decisive the reliability of flight connections is at transit airports. We are aware of the substantial resources that we tie up in efficient handling of aircraft and baggage, and in customer service. Experience has taught us that serving customer requirements and enhancing efficiency are easier to leverage in a system partnership. That's why we seized the chance of investing in Fraport. That money is well spent and will profit us twofold: For one, as a shareholder, and for another – in the active influence it gives us over aviation processes at the airport.

We have long been committed to expanding cooperation with our system partners, like the airports and air traffic control, and thereby strengthening one another mutually. Every airport in Germany is profiting from a strong Lufthansa and a strong Star Alliance. Making strong hubs stronger is the key to success, to becoming better than Paris, London or Amsterdam.

Other partnerships and joint ventures will also remain of overriding importance to us. The Star Alliance is and remains a basic strategic element of our corporate policy. Star Alliance is the Number One among the world's airline alliances and we will see to it that it stays upfront.

Let me sum up:

Lufthansa is the airline that people trust.

- We deliver what we promise – that is proved by our figures and confirmed by customers. You can see it evidenced in our actions. For example, in our portfolio, in the products we develop, in market activities or in our efficiency programmes.

Lufthansa stays on course – even in turbulent times

- We master volatile market conditions, we even see opportunities in them.
- Unfair competition does not throw us off track, it spurs us on.
- We act prudently to lasting effect. Hasty action and fireworks have no place in our core competence.

And Lufthansa wants more, we are strongly positioned and we are an attractive partner. That applies equally to all the business segments of the Lufthansa Group. Good staff and sound management guarantee progress, balanced growth, security for our investors and facilitate change.

Our industry needs and will change. We are equipped for that and have great ambitions. Come aboard with us on our journey into the future, we merit your confidence!

Group Report
January – September 2005

Speech and presentation by
Dr. Karl-Ludwig Kley
Chief Financial Officer
Deutsche Lufthansa AG

Frankfurt, November 10, 2005

- To be checked against delivery -


Lufthansa
Press and Analysts' Conference
Group Results Q1 - Q3 2005
LUFTHANSA
Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG
Frankfurt, November 10th, 2005
1

Ladies and gentlemen

For me as Lufthansa's Chief Financial Officer, the figures for the period January to September contain four key messages:

First, the portfolio restructuring measures carried out over the past few years have paid off. We have focused the Group on its strengths and core competencies. The income from subsidiaries and segment results confirm the ongoing success of these adjustments.

Second, we are advancing in our core business, despite the ruinous competitive setting. Thus we managed to absorb and offset a fuel cost rise of EUR 550m in our result. That is a feat of which we are justifiably proud.

Third, Lufthansa's underlying financial stability is once again underscored by the financial figures. We wish and will continue to stand on our own two feet, without the aid of subsidies.

Fourth, however, our earnings are still a long way from where they need to be in order to support sustained growth and the creation of new jobs.

Key figures of the Lufthansa Group

	Q1 - Q3 2005	Change vs. Q1 - Q3 2004
• Revenue	13,265 m€	+ 4.3 %
• Operating result	471 m€	+ 87.6 %
• Group result	416 m€	+ 153.7 %
• Capex	1,047 m€	- 19.0 %
• Cash Flow	1,292 m€	- 8.7 %
		Change vs. Dec. 31, 2004
• Net financial assets	562 m€	+ 144 m€
• Gearing (incl. Pensions)	77.9 %	- 14.6 %P.
• Equity Ratio	23.0 %	+ 0.8 %P.

2

I will now comment on the Lufthansa Group's figures for the first nine months of 2005. I will start as usual with the key figures.

Revenue increased by 4.3 per cent to around EUR 13.3bn. Within that total, traffic revenue rose by 6.2 per cent on the year to EUR 10.2bn. It currently makes up 77.3 per cent of overall revenue.

The operating profit amounts to EUR 471m; this compares with EUR 251m at the same stage of last year.

The net profit after nine months comes to EUR 416m and is significantly higher than the 2004 figure.

Our capital expenditure totalled EUR 1.0bn; this is 19 per cent less than twelve months ago. EUR 0.5bn of this was invested in aircraft and spare engines.

The cash flow generated from operating activities fell by 8.7 per cent to EUR 1.3bn; the change is related entirely to the working capital.

As of 30 September the Group had net assets of EUR 562m.

Lufthansa's gearing improved by 14.6 percentage points compared with 31 December 2004 to 77.9 per cent.

Our equity ratio improved to 23 per cent.

Let me sum up our position:

•our liquidity position is excellent,

•we have further strengthened our balance sheet and capital structure in the course of this year,

•our result at the three-quarter stage was up on last year's performance but needs to improve significantly in the long run.


Group revenues by business segments
Q1 - Q3 2005 vs. Q1 - Q3 2004
IT Services (1.4%)
185 m€
(+ 7.6 %)
Catering (9.4 %)
1,251 m€
(- 12.9 %)
Lufthansa Passenger
Airlines (64.6 %)
8,568 m€
(+ 5.7 %)
MRO (9.9%)
1,317 m€
(+ 7.1 %)
Passenger
Airlines
Logistics (14.7 %)
1,944 m€
(+ 9.5 %)
3
Lufthansa Aviation Group

Almost all the individual business segments pushed up their revenue compared with last year. The sole exception was our Catering segment.

The revenue growth of the Lufthansa Group's passenger airlines was driven by capacity management tailored to demand and our successful marketing activities.

The revenue of the Logistics segment likewise increased by 9.5 per cent.

The MRO segment expanded its turnover by 7.1 per cent.

The revenue total of the Catering segment declined year on year by 12.9 per cent. Last year's figures for this segment still contained the revenue of Chef Solutions up to its disposal in June.

Thanks above all to new customers, the IT Services segment managed to raise its sales total by 7.6 per cent to EUR 185m.

Traffic figures
Q1 - Q3 2005 vs. Q1 - Q3 2004

Passengers	**+ 0.5 %**
Passenger load-factor	**+ 1.5 %P.**
Yield per RPK	**+ 0.7 %**
Cargo / mail (in tonnes)	**- 0.1 %**
Cargo load-factor	**- 2.2 %P.**
Yield per FTKT	**+ 8.0 %**

The traffic figures are known to you since they have already been published. So I shall not repeat them here.

Parameters of Group traffic revenue development

Q1 - Q3 2005 vs. Q1 - Q3 2004


in m€
9,652
Traffic
Revenue
Q1 - Q3 2004
+ 410
Volume
- 84
Currency
+ 270
Price
10,248
Traffic
Revenue
Q1 - Q3 2005

5

Increased output was one of the drivers of revenue growth, contributing EUR 410m. Higher prices contributed EUR 270m to growth.

Cross-currency changes had a negative impact. The strong Euro is dampening the revenue trend. On the cost side, however, we have been able to largely offset the US dollar effects through lower procurement prices, especially for fuel.


Passenger traffic revenues and yields
Q1 - Q3 2005 vs. Q1 - Q3 2004
by traffic region (in per cent)
Traffic revenues
Yields
12
10
8
6
4
2
0
-2
-4
+ 1.5 / - 0.6
+11.0 / + 7.2
+ 7.9 / - 0.4
+ 10.0 / + 2.0
+ 5.5 / + 0.7
Europe
Americas
Asia/Pacific
Middle East/Africa
Total
6

Compared with the first nine months of last year, the Passenger Business segment lifted its traffic revenue by 5.5 per cent and average yields by 0.7 per cent. Adjusted for cross-currency effects, yields would have increased by 1.4 per cent.

Traffic revenue grew in all areas. The biggest expansion occurred in the Americas traffic region with a jump of 11 per cent.

Yield development Passenger Airlines (in RPK)
Q4 2004 – Q3 2005



Change in per cent
10
5
0
-5
-10
-15
Q4 2004
Q1 2005
Q2 2005
Q3 2005
-8.7
-0.6
0.4
-1.1
-5.3
3.9
8.4
8.0
-13.4
-3.1
-1.4
3.0
-6.1
1.1
1.2
3.6
-9.3
-1.7
1.6
1.9
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

7

The yields are showing an upward trend compared with last year and in the third quarter were clearly positive in all regions except Europe.

Development of expenses
Q1 - Q3 2005 vs. Q1 - Q3 2004

	in m€
Cost of material	**6,549**
Staff costs	**3,546**
Depreciation + amortisation	**1,026**
Other operating expenses	**2,707**
Total	**13,828**


Change in per cent
+ 10.5
+ 7.9
+ 1.6
+ 0.6
+ 29.4
+ 28.3
- 0.6
- 1.2
+ 6.9
+ 5.3
-10
0
10
20
30
Group 2005
Group as 2004

8

Expenses went up by 5.3 per cent compared with the first three quarters of 2004. Adjusted for consolidation effects, they would have increased by 6.9 per cent.

The main cost driver was the cost of materials, which expanded by 7.9 per cent to EUR 6.5bn.

This was due above all to fuel costs, which shot up by 42.6 per cent to EUR 1.8bn. Fuel consumption went up by 1.7 per cent and fuel prices by 44.8 per cent. The weaker dollar eased fuel costs by 3.9 per cent. Without our successful fuel price hedging measures the fuel bill would have been EUR 221m higher still.

Despite the higher output, we managed to reduce fees and charges by 0.2 per cent. This shows that the measures taken as part of our action plan are clearly beginning to bite.

Staff cost rose marginally by 0.6 per cent. Adjusted for the changes in the make-up of the consolidated Group, they increased by 1.6 per cent. Almost EUR 34m of extra spending was incurred compared with last year owing to an increase in the partial retirement take-up rate. Therefor we have made provisions of nearly EUR 100m.

Depreciation and amortisation expense increased by 28.3 per cent to EUR 1.0bn. This includes an impairment charge of EUR 200m on the goodwill of LSG SkyChefs USA. The other depreciation costs were 3.3 per cent higher than last year.

Operating result
Q1 - Q3 2005 vs. Q1 - Q3 2004

in m€	Q1 - Q3 2005	Q1 - Q3 2004
Profit from operating activities	**581**	**659**
- Net book gains from disposal of assets	**- 294**	**- 345**
thereof Loyalty Partner	- 107	-
thereof Amadeus GTD	- 180	-292
thereof aircraft disposals	- 3	-14
others	- 4	- 39
+/- Impairment	**+ 200**	**+ 3**
+/- Others	**- 16**	**- 66**
Operating result	**+ 471**	**+ 251**

The Group's operating result consequently improved from EUR 251m to EUR 471m.

We recorded overall book profits of EUR 294m from the sale of equity stakes in Amadeus GTD and Loyalty Partners.

As I mentioned, we have written down the goodwill value of LSG Sky Chefs USA this year by EUR 200m, which has likewise affected the operating result.


Operating results per segment
Q1 - Q3 2005 vs. Q1 - Q3 2004
in m€
Passenger Airlines
Logistics
MRO
Catering
IT Services
269
237
45
5
172
158
4
-114
37
35
-150
-50
50
150
250
Q1-Q3 2004
Q1-Q3 2005
10

The Lufthansa Passenger Business segment improved its operating result by EUR 32m to EUR 269m.

Lufthansa Cargo's operating result comes to EUR 45m, which is EUR 40m up on the year.

Lufthansa Technik bettered last year's good operating result by EUR 14m to EUR 172m.

The LSG SkyChefs group managed to turn in an operating profit of EUR 4m thanks to successful restructuring measures. This represents a turnaround over twelve months of EUR 118m.

IT Services lifted its operating profit by EUR 2m to EUR 37m.

Let me say a few words about Thomas Cook, the result of which is included in the financial result. The restructuring programme launched at the start of 2004 is now complete: on the part of the tour operators, sales division and at the group's headquarters all the measures have been implemented and are influencing the income statement.

At Condor the recovery programme is likewise on schedule. Two-thirds of the measures have already been effected and the remaining third will feed into the result in the coming business year.

In the first nine months of the 2004/2005 business year the Thomas Cook group turned in a markedly better result than in 2003/2004. Owing to seasonal factors, the EBITA is still negative at EUR -37m (2003/2004: EUR -121m).

The at-equity segment result comes to EUR -27m (2003/2004: EUR -142m). Thomas Cook AG anticipates that it will be able to post a full-year profit after taxes for the first time in four years.

Financial result
Q1 - Q3 2005 vs. Q1 - Q3 2004

in m€	Q1 - Q3 2005	Q1 - Q3 2004	change in per cent
Income from subsidiaries and associated companies	**374**	**- 98**	
Balance of net interest	**- 198**	**- 256**	**+ 22.7 %**
Others	**- 13**	**- 29**	**+ 55.2 %**
Financial result	**163**	**- 383**	
Group result	**416**	**164**	**+ 153.7 %**

The financial result jumped by EUR 546m to EUR 163m.

The marked improvement in the income from subsidiaries by EUR 472m is due primarily to Thomas Cook, which improved by EUR 115m, and to the consolidation of SWISS (Air Trust). This includes EUR 279m as so-called "badwill".

The interest result amounts to EUR -198m. The interest expense for retirement benefit obligations totals EUR 159m; the corresponding figure at this time last year was EUR 183m. The dedicated funding of our pension liabilities has provided some cost relief to interest expenditure.

The net result for the first nine months of 2005 consequently rose by EUR 252m over twelve months to EUR 416m.

Cash flow from operating activities
Q1 - Q3 2005 vs. Q1 - Q3 2004

in m€	Q1 - Q3 2005	Q1 - Q3 2004	change
Profit before income taxes	744	276	+ 468
Depreciation + amortisation	+ 1,069	+ 832	+ 237
Income taxes	- 50	- 10	- 40
Result from fixed asset disposal	- 294	- 346	+ 52
Other	- 177	+ 663	- 840
Cash flow from operating activities	**1,292**	**1,415**	**- 123**
Capex	**1,047**	**1,292**	**- 245**

The cash flow generated from operating activities decreased by 8.7 per cent or EUR 123m to EUR 1.3bn. This is due entirely to the working capital and, more specifically, to payment target changes.

In the period under review we once again funded our capital expenditure of EUR 1.0bn fully from the cash flow. We invested EUR 0.5bn in the fleet. This compares with EUR 1.0bn last year.

The Lufthansa Group's liquidity on 30 September 2005 totalled EUR 4.2bn, which is EUR 0.4bn more than at the end of 2004.

Action Plan

Cost reductions of 780 m€ planned for 2004/2005,
thereof 708 m€ implemented until September 30th, 2005


2004/2005: 780 m€
2006: 420 m€
1.2 bn€ sustainable cost reduction
285 m€
139%
External Providers 205 m€
Production framework/ processes 170 m€
205 m€
89%
Internal providers 230 m€
Staff 175 m€
103 m€
59%
115 m€
68%

13

Our cost management remains centred on the action plan. As of 30 September 2005 Lufthansa has achieved lasting improvements in earnings totalling EUR 708m.

For example, in the third quarter of 2005 we managed to reduce distribution costs significantly again by EUR 53m, which yields total savings in distribution of EUR 184m.

As before, we anticipate that we shall achieve our target for the years 2004 and 2005 of EUR 780m.


Oil hedge scenario Lufthansa Group for 2006
Status: November 2005
average oil price Lufthansa Group in USD/bbl
80
70
60
50
40
30
20
marketline
LH-Price
26
30
34
38
42
46
50
54
58
62
66
70
USD/bbl
Average Hedging Position
in %
100
80
60
40
20
0
Q1 2006
Q2 2006
Q3 2006
Q4 2006
14
Lufthansa Aviation Group

We expect total outlay on fuel for 2005 to amount to around EUR 2.5bn. In 2006 the fuel bill will rise steeply again.

In line with our policy, over 90 per cent of our fuel requirements for the coming six months is hedged against the risk of price rises. The fuel price hedging rate for the whole of 2006 is now 77 per cent.

Outlook*

Operating result in m€


1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
383
1997
1998
1999
2000
2001
2002
2003
2004
2005

*as of 10 November 2005

15

So much for the report on the figures from January to September. Let me now sketch the outlook for the rest of the year. We expect stable global economic growth in the final quarter, too.

The air traffic industry remains in a difficult situation. Massive excess capacity is continuing to depress average yields. Moreover, fuel prices are likely to stay at a high level in the last quarter of 2005. No easing is in sight. In addition, it is hard to estimate the likely net cross-currency effects as computed at year-end closing.

Bearing all these qualifications in mind, there is no cause to be overly optimistic. Nevertheless, we have made further progress. As things stand today, we anticipate that we can clearly improve on the 2004 result and on our last forecast. We now expect that the Lufthansa Group can post an operating result for 2005 of well over EUR 400m.

Lufthansa

Press and Analysts' Conference
Group Results Q1 - Q3 2005

LUFTHANSA

Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG

Frankfurt, November 10th, 2005

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

Key figures of the Lufthansa Group

	Q1 - Q3 2005	Change vs. Q1 - Q3 2004
• Revenue	13,265 m€	+ 4.3 %
• Operating result	471 m€	+ 87.6 %
• Group result	416 m€	+ 153.7 %
• Capex	1,047 m€	- 19.0 %
• Cash Flow	1,292 m€	- 8.7 %
		Change vs. Dec. 31, 2004
• Net indebtedness	- 562 m€	+ 144 m€
• Gearing (incl. Pensions)	77.9 %	- 14.6 %P.
• Equity Ratio	23.0 %	+ 0.8 %P.

Group external revenues by business segments
Q1 - Q3 2005 vs. Q1 - Q3 2004


IT Services (1.4%)
185 m€
(+ 7.6 %)
Catering (9.4 %)
1,251 m€
(- 12.9 %)
Lufthansa Passenger Airlines (64.6 %)
8,568 m€
(+ 5.7 %)
MRO (9.9%)
1,317 m€
(+ 7.1 %)
Passenger Airlines
Logistics (14.7 %)
1,944 m€
(+ 9.5 %)

Traffic figures
Q1 - Q3 2005 vs. Q1 - Q3 2004

Passengers	+ 0.5 %
Passenger load-factor	+ 1.5 %P.
Yield per RPK	+ 0.7 %
Cargo / mail (in tonnes)	- 0.1 %
Cargo load-factor	- 2.2 %P.
Yield per FTKT	+ 8.0 %

Parameters of Group traffic revenue development
Q1 - Q3 2005 vs. Q1 - Q3 2004

in m€


9,652
Traffic Revenue Q1 - Q3 2004
+ 410
Volume
- 84
Currency
+ 270
Price
10,248
Traffic Revenue Q1 - Q3 2005

Passenger traffic revenues and yields

Q1 - Q3 2005 vs. Q1 - Q3 2004

by traffic region (in per cent)



12
10
8
6
4
2
0
-2
-4
Traffic revenues
Yields
+ 1.5 / - 0.6
+11.0 / + 7.2
+ 7.9 / - 0.4
+ 10.0 / + 2.0
+ 5.5 / + 0.7
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Yield development Passenger Airlines (in RPK)
Q4 2004 – Q3 2005



Change in per cent
10
5
0
-5
-10
-15
Q4 2004
Q1 2005
Q2 2005
Q3 2005
-8.7
-0.6
0.4
-1.1
-5.3
3.9
8.4
8.0
-13.4
-3.1
-1.4
3.0
-6.1
1.1
1.2
3.5
-9.3
-1.7
1.6
1.9
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Development of expenses
Q1 - Q3 2005 vs. Q1 - Q3 2004

	in m€
Cost of material	6,549
Staff costs	3,546
Depreciation + amortisation	1,026
Other operating expenses	2,707
Total	13,828



Change in per cent
+ 10.5
+ 7.9
+ 1.6
+ 0.6
+ 29.4
+ 28.3
- 0.6
- 1.2
+ 6.9
+ 5.3
-10
0
10
20
30
Group 2005
Group as 2004

Operating result
Q1 - Q3 2005 vs. Q1 - Q3 2004

in m€	Q1 - Q3 2005	Q1 - Q3 2004
Profit from operating activities	**581**	**659**
- Net book gains from disposal of assets	**- 294**	**- 345**
thereof Loyalty Partner	- 107	-
thereof Amadeus GTD	- 180	-292
thereof aircraft disposals	- 3	-14
others	- 4	- 39
+/- Impairment	**+ 200**	**+ 3**
+/- Others	**- 16**	**- 66**
Operating result	**+ 471**	**+ 251**

Operating results per segment
Q1 - Q3 2005 vs. Q1 - Q3 2004



in m€
Passenger Airlines
Logistics
MRO
Catering
IT Services
269
237
45
5
172
158
4
-114
37
35
-150
-50
50
150
250
Q1-Q3 2004
Q1-Q3 2005

Financial result
Q1 - Q3 2005 vs. Q1 - Q3 2004

in m€	Q1 - Q3 2005	Q1 - Q3 2004	change in per cent
Income from subsidiaries and associated companies	374	- 98	
Balance of net interest	- 198	- 256	+ 22.7 %
Others	- 13	- 29	+ 55.2 %
Financial result	163	- 383	
Group result	416	164	+ 153.7 %

Cash flows from operating activities
Q1 - Q3 2005 vs. Q1 - Q3 2004

in m€	Q1 - Q3 2005	Q1 - Q3 2004	change
Profit before income taxes	744	276	+ 468
Depreciation + amortisation	+ 1,069	+ 832	+ 237
Income taxes	- 50	- 10	- 40
Result from fixed asset disposal	- 294	- 346	+ 52
Other	- 177	+ 663	- 840
Cash flows from operating activities	1,292	1,415	- 123
Capex	1,047	1,292	- 245

Action Plan

Cost reductions of 780 m€ planned for 2004/2005,
thereof 708 m€ implemented until September 30th, 2005



2004/2005: 780 m€
2006: 420 m€
1.2 bn€ sustainable cost reduction
285 m€
139%
External Providers 205 m€
205 m€
89%
Internal providers 230 m€
Production framework/ processes 170 m€
Staff 175 m€
103 m€
59%
115 m€
68%

Oil hedge scenario Lufthansa Group for 2006

Status: November 2005



average oil price Lufthansa Group in USD/bbl
80
70
60
50
40
30
20
26
30
34
38
42
46
50
54
58
62
66
70
USD/bbl
marketline
LH-Price



Average Hedging Position
in %
100
80
60
40
20
0
Q1 2006
Q2 2006
Q3 2006
Q4 2006

Outlook*

Operating result in m€



1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
383
1997
1998
1999
2000
2001
2002
2003
2004
2005

*as of 10 November 2005

Total operating income Lufthansa Group
Q1 - Q3 2005 vs. Q1 - Q3 2004



in m€
15000
10000
5000
0
13,793
+ 4.5 %
14,409
1,070
+ 6.9 %
1,144
3,071
- 1.8 %
3,017
9,652
+ 6.2 %
10,248
Q1-Q3 2004
Q1-Q3 2005
other operating income*
other revenues
Traffic revenues

* other operating income incl. changes in inventories and work performed by the enterprise and capitalised

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

Frankfurt, November 10, 2005

The Lufthansa Share

Share capital of Deutsche Lufthansa AG
1,172,275,200 Euro.
Lufthansa's share capital is divided into 457.9 million registered non-par value shares.
About 423,400 shareholders are recorded in Lufthansa's shareholders' register.
31.3 per cent of Lufthansa's share capital is held by private stock owners, 68.7 per cent by institutional investors.

Shareholder structure (as of November 10, 2005)
100,00% free float

Shareholder structure by nationality (as of September 30, 2005)

Germany	78.2 %
Belgium	4.5 %
USA	4.1 %
Great Britain	3.7 %
Switzerland	2.9 %
Luxembourg	2.9 %
Other 141 countries	3.7 %

Dividend Payments 1997-2004

Year	1997*	1998	1999	2000	2001	2002	2003	2004
Dividend in EUR	0.46	0.56	0.56	0.60	-	0.60	-	0.30
Dividend payment in EUR mill.	175.6	214.6	214.6	229.0	-	229.0	-	137

* Conversion into registered shares with restricted transferability; from 1998 non-par value shares

Financial Data 2006

March 23	Annual Press and Analysts' Conference on 2005 result
May 11	Release of Interim Report January - March 2006
May 17	Annual General Meeting Cologne
July 27	Release of Interim Report January – June 2006
October 26	Press Conference and Analysts' Conference on Interim Report January – September 2006

Lufthansa

3rd Interim Report
January–September 2005

LUFTHANSA

Lufthansa Group:
Key Data

		January–September 2005	2004	Change in per cent	July–September 2005	2004
Revenue	€m	**13,265**	12,723	4.3	**4,814**	4,469
of which traffic revenue	€m	**10,248**	9,652	6.2	**3,717**	3,442
EBITDA	€m	**1,981**	1,345	47.3	**1,214**	540
EBIT	€m	**942**	532	77.1	**721**	267
Profit/loss from operating activities	€m	**581**	659	– 11.8	**321**	268
Group result	€m	**416**	164	–	**416**	125
Operating result	€m	**471**	251	87.6	**218**	218
Capital expenditure*	€m	**1,047**	1,292	– 19.0	**357**	178
Cash flow	€m	**1,292**	1,415	– 8.7	**565**	763
Total assets as at 30 September	€m	**19,725**	19,279	2.3	**–**	–
Shareholders' equity as at 30 September	€m	**4,326**	3,836	12.8	**–**	–
Employees as at 30 September		**91,433**	92,718	– 1.4	**91,433**	92,718
Staff costs	€m	**3,546**	3,525	0.6	**1,219**	1,131
Profit/loss per share	€	**0.93**	0.39	–	**0.93**	0.29

**Capital expenditure without equity*

This Interim Report covering the period from 1 January to 30 September 2005 was drawn up in accordance with the rules of IAS 34 and the standards applicable since 1 January 2005. We have adjusted all of last year's key data accordingly to facilitate comparisons. This may lead to deviations from the results published a year ago.
As of 1 July 2005 we included AirTrust AG in the group of consolidated companies for the first time. Consequently, SWISS is included in the interim financial statements using the equity method as from the third quarter. This partly hampers direct comparisons with the 2004 figures.

Date of disclosure: 10 November 2005

Traffic figures of the Lufthansa Groups' airlines

		January–September 2005	2004	Change in per cent
Passengers carried	thousand	**38,851**	38,624	0.5
Passenger load factor	per cent	**75.8**	74.3	1.5 p.
Freight/mail	thousand tonnes	**1,278**	1,280	– 0.1
Cargo load factor	per cent	**64.0**	66.2	– 2.2 p.
Available tonne-kilometres	million	**19,975**	19,411	2.9
Revenue tonne-kilometres	million	**14,110**	13,776	2.4
Overall load factor	per cent	**70.6**	71.0	– 0.4 p.
Number of flights		**490,807**	485,801	1.0

Dear Shareholder,

The world economy maintained its buoyant upward course in the third quarter of 2005, although the global economic imbalances are becoming increasingly pronounced. Whereas the growth centres China and the USA are recording a dynamic cyclical momentum, the euro area is posting a much smaller rate of economic expansion. In Germany corporate sentiment has brightened owing to the impulses from export business, but private consumption remains subdued. The general geopolitical situation, record oil prices, the strained situation on the labour market and the fear of curtailed social benefits continued to dampen consumer confidence. Germany's GDP for the year 2005 is therefore expected to grow by merely 1 per cent.

The Lufthansa Group profited from the global economic boom and export growth. Despite the high oil prices and the further intensified competition the operating result in the third quarter of 2005 equalled last year's figure of €218m. For the period from January to September 2005 the Group posted a cumulative operating profit of €471m (2004: €251m). This was facilitated by increasing revenue coupled with ongoing cost containment. The Group result came to €416m (2004: €164m).

This interim report up to 30 September 2005 has been drawn up in accordance with the provisions of IAS 34 as well as the accounting standards applicable from 1 January 2005. To facilitate comparability, all the 2004 figures and ratios have been adjusted accordingly. This gives rise to discrepancies vis-à-vis the figures published a year ago. Otherwise this interim report is based on the same accounting and valuation methods used in the Annual Report 2004.

Five companies have been newly consolidated compared with the end of 2004. With effect from 1 July 2005 AirTrust AG, Zug, has been added to the group of consolidated companies; it holds the equity stake in SWISS pending its acquisition by Lufthansa. This means that SWISS is included in the consolidated accounts from the third quarter using the equity valuation method. Eight companies were dropped from the group of consolidated companies. Three other companies had not yet been included in the Group accounts at the time of the third interim report in 2004. Details of these changes are provided on page 21 of this report. In addition, year-on-year comparisons are slightly impaired by Chef Solutions, which was sold in 2004, and the since liquidated SC International Services Ireland, which were still partly included in the third interim report in 2004.

Course of business

The upward trend in the world air traffic industry continued. The buoyant demand for air transport services pushed up the transportation output of the world airlines further. However, IATA sees initial signs of a weakening of the industry's meteoric growth – above all owing to the high oil price and the fuel surcharges introduced by the carriers. This applies especially to air freight traffic, in which markedly lower growth rates are now being recorded than a year ago.

During the period under review the Lufthansa Group's airlines increased their capacities (passenger and freight) by 2.9 per cent but succeeded in lifting the sales volume by the smaller margin of 2.4 per cent. The overall load factor came to 70.6 per cent and thus nearly equalled last year's corresponding level (–0.4 percentage points).

Between January and September 2005 a total of 38.9 million passengers (+0.5 per cent) used the services of the Lufthansa passenger airlines. This growth was driven, as in the previous quarters, by long-haul business. Whereas available capacity was extended by a moderate 2.6 per cent, 4.7 per cent more seat-kilometres were sold than in 2004. The passenger load factor consequently increased by 1.5 percentage points to 75.8 per cent. Cargo business fell short of the expectations with a carriage volume of 1.3 million tonnes of freight and mail (–0.1 per cent). Despite a capacity expansion of 2.7 per cent, the sales volume barely kept pace with last year's level (–0.7 per cent). The cargo load factor decreased as a result by 2.2 percentage points to 64.0 per cent.

Revenue

In the third quarter of 2005 average yields developed positively. From January to September they were raised in the passenger business segment by 0.7 per cent, and in the cargo business segment they increased over the first three quarters by 8.0 per cent. Traffic revenue, which amounted to €10.2bn, consequently increased by 6.2 per cent and hence more than sales. The Group's overall revenue rose by only 4.3 per cent to €13.3bn, as other revenue fell by 1.8 per cent vis-à-vis 2004 to €3.0bn. This decrease was attributable to the Catering segment, whose external revenue dropped by 12.9 per cent to €1.3bn owing to the trend in the US business segment and the disposal of Chef Solutions. The Maintenance, Repair & Overhaul segment raised its sales outside the Lufthansa Group by 7.1 per cent to €1.3bn. The share of traffic revenue in overall revenue rose to 77.3 per cent.

Other operating income totalled €1.1bn and was 4.9 per cent above the corresponding 2004 figure. This contains book profits from the sale of the remaining shareholding in Amadeus Global Travel Distribution S.A. (€180m) and Loyalty Partner GmbH (€107m). In 2004 capital gains totalling €292m accrued from the sale of the Amadeus stake. The volatility of the foreign exchange markets led to distinctly higher currency translation gains of €238m (2004: €178m). The corresponding currency translation losses contained in other operating expenses totalled €258m (2004: €167m).

Expenses

Operating expenses grew by 5.3 per cent to €13.8bn. The cost of materials went up by 7.9 per cent to €6.6bn. The fuel outlay rocketed by 42.6 per cent or €550m to €1.8bn, caused by higher consumption owing to the greater output (+1.7 per cent), the increase in prices including price hedging (+44.8 per cent) and changes in exchange rate parities (–3.9 per cent). Without price hedging the fuel bill would have been €221m higher. Despite the higher output, fees and charges fell slightly compared with 2004 (–0.2 per cent).

Staff costs totalled €3.6bn and were thus more or less held at last year's level (+0.6 per cent). The restrictive recruitment policy and the staff shedding in the Logistics, MRO and Catering segments pushed headcount down by 1.4 per cent. As at 30 September 2005 the Group had a total workforce of 91,433 employees.

Depreciation and amortisation expense increased by 28.3 per cent to €1.0bn. This includes a €200m impairment charge in the Catering segment on the goodwill of LSG Sky Chefs USA. The commissioning of new aircraft also contributed to the rise in depreciation costs. Other operating expenses decreased by 1.2 per cent vis-à-vis 2004 to €2.7bn. The sub-item agency commissions fell by €135m following the introduction of the net pricing distribution model in Germany.

Result

Between January and September 2005 the Lufthansa Group earned a profit from operating activities of €581m. This is €78m less than last year's figure at the same stage (€659m). The positive financial result comes to €163m and exceeds last year's figure by €546m. This was boosted not least by the once-only effect of the badwill recognition from the first-time equity valuation of SWISS amounting to €279m. Another contributory factor was the higher income from subsidiaries, which included a marked improvement in the result from Thomas Cook. The net interest result fell by 28.8 per cent to -€198m.

All this swelled the profit before income taxes by €468m to €744m. After deducting taxes and minority interests, the Group recorded a net result for the period of €416m (2004: €164m). The minority interests of €165m are due mainly to the inclusion of AirTrust/SWISS and are largely attributable to the Almea Foundation (see page 23).

Cash flow and capital expenditure

The cash flow from operating activities totalled €1.3bn; it contracted year on year by €123m on account of the change in working capital. Gross capital expenditure declined to €1.0bn (2004: €1.3bn). €501m was spent on purchases of and advance payments on aircraft and €340m on financial assets. A further €285m was transferred to the Lufthansa Pension Trust.

On 30 September the Group had net financial assets of €562m. This was €144m more than at the end of 2004. The Group's gearing including provisions for retirement benefit obligations declined to 77.9 per cent (year-end 2004: 92.5 per cent).

Major events during the first nine months of 2005

The integration of SWISS into the Lufthansa Group approved by Lufthansa's Supervisory Board and the SWISS' Board of Directors on 22 March is right on schedule. After being given the go-ahead by the European Commission and the US antitrust authority at the start of July, Lufthansa increased its shareholding in AirTrust to 49 per cent. The complete takeover will be effected once the negotiations on safeguarding the air traffic rights have been concluded and corresponding agreements have been signed (end of 2006 at the earliest). On 2 September AirTrust appealed to the courts to invalidate the remaining free-float SWISS shares. It is likely that the legal proceedings will be concluded before the end of the year. AirTrust currently holds 99.4 per cent of the SWISS equity capital.

On 22 September the SWISS Board of Directors was reconstituted at an extraordinary general meeting and downsized from eight to five members. Wolfgang Mayrhuber, the Chairman of Lufthansa's Executive Board, and Dr Klaus G. Schlede, Chairman of the audit committee of Lufthansa's Supervisory Board, were newly elected to the SWISS Board of Directors as representatives of Lufthansa.

The takeover of SWISS will generate substantial synergies on both the revenue and cost side which will increase progressively and from 2008 will amount annually to some €165m. The price for the full acquisition of SWISS will amount to between around €45m and €300m depending on Lufthansa's share price performance relative to a benchmark index of competitors.

In May Lufthansa issued a jubilee bond to mark its 50th anniversary with a volume of €50m, a term of five years and a coupon of 3.625 per cent p.a. The issue price was 99.701 per cent. The bond is listed on the Frankfurt stock exchange.

In July 2005 Lufthansa sold its remaining 5.1 per cent shareholding in Amadeus Global Travel Distribution to WAM Acquisition S.A. for €219m and recorded a book profit of €180m. Lufthansa concurrently acquired an 11.4 per cent participating interest in WAM for an investment volume of approximately €100m.

On 27 September the operator of Frankfurt Airport, Fraport AG, and Lufthansa signed a new five-year service agreement. Price concessions, jointly developed process improvements and modified service packages will produce savings for Lufthansa worth a double-digit million euro sum each year.

On 30 September Lufthansa sold its 52.6 per cent stake in Loyalty Partner GmbH to the UK investment company Palamon Capital Partner. Lufthansa realised a book profit of €107m.

The Group is continuing to work flat-out on its action plan which is designed to boost the result by €1.2bn up to the end of 2006. Projects and initiatives with a combined cumulative volume of €430m have been earmarked for 2005. As at 30 September the measures being concretely implemented since the plan was launched in 2004 totalled €708m.

Major events occurring after the reporting period and outlook

On 6 October Lufthansa and the trade union ver.di agreed a new remuneration structure for the about 12,000 ground personnel of Lufthansa AG and seven other Group companies. It will enter into force on 1 December and will cut staff costs appreciably in the long term. The agreement is part of the collective labour contract concluded in December 2004 in which negotiations on segment-specific pay systems were agreed. A new compensation structure for the 7,000 LSG staff in Germany has already been in force since 1 October.

At the end of October Lufthansa acquired 4.5 million shares – corresponding to 4.95 per cent of the equity capital – of Fraport AG. The purchase price was around €170m and was financed from own financial resources. Lufthansa in the meantime raised its participating interest to 5.01 per cent. This will strengthen Lufthansa's system partnership at its key Frankfurt hub.

Stable global economic growth is expected in the final quarter of 2005. This is still being driven by the economies in the USA and the Far East, especially China. For Germany the underlying conditions for a cyclical recovery are mostly favourable. The Ifo business climate index improved appreciably by 2.7 to 98.7 points in October. However, the weak domestic demand remains an obstacle to an upswing.

Despite improved economic numbers worldwide, the air traffic industry remains in a difficult situation. Excess capacity is continuing to depress average yields. Moreover, it is likely that the fuel price will stay at a high level in the last quarter of 2005.

Lufthansa will seek to largely offset these burdens at the operational level through selective capacity management, the timely implementation of the action plan and the foreseeable improvements in profitability in the other Group segments. *Against this background we are confident that the Group can post a* full-year operating result for 2005 of significantly over €400m.

Segment Passenger Business*

Lufthansa Passenger Business Group

		January–September **2005**	2004	Change in per cent
Revenue	€m	**8,935**	8,462	5.6
Segment result	€m	**619**	292	–
Operating result	€m	**269**	237	13.5
EBITDA**	€m	**1,204**	649	85.5
Employees as at 30 September		**35,429**	34,919	1.5
Passengers carried	thousand	**38,851**	38,640	0.5
Available seat-kilometres	million	**109,179**	106,342	2.6
Revenue passenger-kilometres	million	**82,772**	79,010	4.7
Passenger load factor	per cent	**75.8**	74.3	1.5 p.

**Due to the inclusion of AirTrust AG into the group of consolidated companies year-on-year comparability is limited*
***Before profit transfer from other business segments*

With effect from 1 July the consolidated Passenger Business group was expanded by the inclusion of AirTrust AG. It currently holds 99.4 per cent of the shares in SWISS. Hence SWISS is included in the segment result in the third quarter using the equity method. This partly impairs year-on-year comparisons.

The Lufthansa Group's passenger airlines maintained their course in the third quarter of 2005 and for the period January to September again recorded impressive traffic data. 38.9 million passengers (+0.5 per cent) used their services, the sales volume increased by 4.7 per cent to 82.8 billion revenue-passenger kilometres. This was clearly higher than the expansion of available capacity by 2.6 per cent and pushed up the passenger load factor by 1.5 percentage points to 75.8 per cent, the highest nine-month figure since Lufthansa recommenced its flight operations 50 years ago.

Lufthansa flights in the traffic regions Asia/Pacific and Middle East/Africa were particularly in demand. On these routes 6.9 and 4.7 per cent more travellers, respectively, purchased a Lufthansa ticket than in the same period of last year. The passenger load factor, too, improved by 1.4 and 1.1 percentage points, respectively, to 79.9 and 73.8 per cent. In the largest long-haul traffic region Americas the number of passengers rose by 1.4 per cent. With available capacity held steady (+0.9 per cent), the sales volume was 3.5 per cent up on the year, giving a passenger load factor of 81.7 per cent that was 2.1 percentage points better than last year's comparable figure. In Europe Lufthansa came close to making good the ground it lost in the previous quarters, despite the persistently fierce competitive environment, and improved its market position: 29.9 million passengers (–0.4 per cent) were transported and 20.8 billion seat-kilometres were sold (+2.0 per cent). The passenger load factor increased by 0.8 percentage points to 65.3 per cent.

The traffic data comprise Deutsche Lufthansa AG, Lufthansa CityLine GmbH, Air Dolomiti as well as the partner airlines Augsburg Airways, Contact Air and Eurowings operating under the "Lufthansa Regional" concept.

The upward trend in average yields seen in the second quarter continued: they increased by 1.9 per cent in the third quarter, aided by the fuel surcharges and the weaker development of the euro, and between January and September rose by 0.7 per cent compared with the same period last year. Traffic revenue grew as a result by 5.5 per cent to €8.4bn and total revenue by 5.6 per cent to

€8.9bn. Other segment income jumped by 71.2 per cent to €890m as it contains the income from SWISS valued at equity. Total segment income came to €9.8bn (+9.4 per cent).

The segment's expenses totalled €9.2bn (+5.9 per cent). Of this €5.1bn was spent on the cost of materials, which went up by 9.2 per cent. The main cost driver was again fuel. In the period under review the Passenger Business group had to expend 46.3 per cent or €493m more on kerosene than a year ago, with the fuel bill totalling €1.6bn. Thanks to fuel price hedging measures and fuel surcharges, Lufthansa managed to partly offset this extra cost. Fees and charges came to €1.7bn and thus remained at last year's level – despite an increase in production by 2.6 per cent. Air traffic control charges fell by 5.6 per cent to €451m.

Staff costs totalled €1.7bn and were 4.4 per cent up over twelve months. Wages and salaries rose by 3.6 per cent. A factor in this was the higher number of partial retirement agreements (+125 per cent), concluded as part of restructuring measures, for which €27m of provisions were set up. Transfers to retirement pension provisions expanded by 12.3 per cent. On 30 September the Lufthansa Passenger Business group employed 35,429 persons, which was 1.5 per cent more than in September 2004.

During the reporting period depreciation and amortisation expense increased by 20.1 per cent, largely owing to the deployment of new aircraft. Other operating expenses decreased to €1.8bn (–4.3 per cent). Agency commissions alone dropped by 26.6 per cent following the introduction of the net pricing distribution model. The segment's capital expenditure of €564m was likewise down on the year (–38.9 per cent). Between January and September three new Airbus A330s were put into service, whereas in the first three quarters of 2004 Lufthansa had taken charge of nine new aircraft.

From January to September 2005 the Lufthansa Passenger Business group posted a segment result of €619m (2004: €292m). The income of €326m from investments accounted for using the equity method included in this total results essentially from the one-off effects of recognising the badwill from the consolidation of AirTrust/SWISS.

The operating result rose to €269m (2004: €237m). For 2005 as a whole, however, we expect to match last year's operating result despite the continuing fierce competitive environment and the increase in fuel prices.

With the start of the winter timetable Lufthansa has expanded its range of east European routes, with Dniepropetrovsk in the Ukraine newly added to the route network. Capacity increase by between five and six per cent compared with the 2004/05 winter timetable in European continental traffic is being achieved exclusively through the more efficient deployment of the existing aircraft. The flight programme on long-haul routes remains constant.

The integration of SWISS into the Lufthansa Passenger Business group is right on schedule. Since 30 October flights between Germany and Switzerland have been operated on a codesharing basis and a coordinated programme has been offered at the Frankfurt, Munich and Zurich hubs. On 1 April 2006 the Swiss TravelClub will be integrated into Miles & More. SWISS will represent Miles & More in Switzerland and look after the Swiss participants and partners. This is also an important step towards joining the Star Alliance, which is to happen in the second quarter of 2006.

In order to strengthen the European traffic segment, Lufthansa has integrated the "Future Cont" programme within a linear organisational structure. Similar to the hub management system in Frankfurt and Munich, responsibility for the other eleven German stations will be combined in a single unit. This

includes the operational and commercial running of Lufthansa Regional. The management now also has responsibility for the new BetterFly model which was launched at Hamburg airport on 13 October and embraces 23 destinations in Europe. Lufthansa is deploying the capacity of five aircraft released by the restructuring of its European flight operations for this purpose.

Segment Logistics

Lufthansa Logistics Group

		January–September		Change in
		2005	2004	per cent
Revenue	€m	**1,955**	1,785	9.5
Segment result	€m	**71**	10	–
Operating result	€m	**45**	5	–
EBITDA	€m	**188**	81	–
Employees as at 30 September		**4,749**	5,046	-5.9
Freight/mail	thousand tonnes	**1,278**	1,280	-0.1
Available cargo tonne-kilometres	million	**9,024**	8,784	2.7
Revenue cargo tonne-kilometres	million	**5,772**	5,810	-0.7
Cargo load factor	per cent	**64.0**	66.2	-2.2 p.

The third quarter of 2005 proved to be the Logistics group's best-performing quarter so far this year. From January to September Lufthansa Cargo transported 1.3 million tonnes of freight and mail (–0.1 per cent) and the sales volume reached 5.8 billion revenue tonne-kilometres (–0.7 per cent). As capacity on offer was expanded by 2.7 per cent, above all due to additional freight capacity in the bellies of passenger aircraft, the cargo load factor declined by 2.2 percentage points vis-à-vis 2004 to 64.0 per cent.

The marketing of the freight contingents of US Airways on its Europe–USA flights pushed up the supply in the Americas traffic region by 9.9 per cent, with which the sales total (+4.8 per cent) failed to keep pace. The cargo load factor declined by 3.2 percentage points to 65.0 per cent. The volume carried, by contrast, rose by 7.2 per cent. In the Middle East/Africa region the increase in available capacity by 11.9 per cent contrasted with sales growth of 4.4 per cent. In this region, too, the cargo load factor fell by 4.1 percentage points to 57.4 per cent. Non-matching goods and traffic flows placed a strain in particular on the Asia/Pacific region, where the freight volume, capacity, sales total and load factor declined, especially en route to Asia. Only in Europe Lufthansa Cargo was able to increase the load factor by 3.0 percentage points on the back of reduced capacity.

Between January and September the Logistics group generated revenue of €1.9bn (+9.5 per cent). Traffic revenue, amounting to €1.9bn, increased by 9.3 per cent despite a virtually unchanged sales volume as Lufthansa Cargo managed to push through price rises and fuel surcharges on the market. Additional revenue was earned through the partial chartering of capacity to third-party airlines. Revenue was dented, on the other hand, by the continuing strength of the euro against the US dollar, Indian rupee and the Japanese yen – which are key currencies in air freight business. Total segment income in the first nine months of 2005 amounted to €2.0bn.

The Logistics segment's expenses rose during the reporting period by 6.8 per cent compared with 2004 to €2.0bn. The cost of materials grew by as much as 11.4 per cent as fuel costs were €55m or 24.4 per cent up on the year.

Chartering costs totalled €671m, which was €85m more than in 2004. The main reasons for this were the additional capacity for the DHL intercontinental joint venture, the more flexible fleet dispositions occasioned by Air Atlanta and the cost of chartering the belly capacities of US Airways.

Depreciation and amortisation expense increased by 21.4 per cent to €102m as a result of the now concluded fleet rollover. By contrast, staff costs decreased by 4.7 per cent to €244m owing to the smaller headcount and a fall in severance payments. The segment's capital expenditure of €30m (2004: €133m) was invested mainly in remaining payments for five MD-11 freighters.

In the first nine months of 2005 the Logistics group managed to improve its result significantly. The segment result came to €71m (2004: €10m). The operating result was raised by €40m to €45m. Despite high oil prices and weak domestic demand, the Logistics group anticipates that it will post a distinctly better operating result for the whole of 2005 than in 2004.

Lufthansa Cargo is continuing to implement its "Excellence + Growth" programme launched last year. This combines various projects for profitable growth, increased revenue and an improved cost position. A new internal process management system was introduced at the beginning of January.

In line with the integration of SWISS Lufthansa Cargo and SWISS World Cargo currently develop a harmonised product and service portfolio. In September the Chinese subsidiary Jade Cargo International (49 per cent stake) ordered six new Boeing 747-400ER freight aircraft. The airline is due for take-off in mid-2006. With Jade Cargo and the joint-venture flights of Air China Cargo, Lufthansa Cargo is positioning itself in the fast-growing Chinese air freight market to become the strongest supplier group.

Segment Maintenance, Repair and Overhaul (MRO)
Lufthansa Technik Group

		January–September **2005**	2004	Change in per cent
Revenue	€m	**2,302**	2,247	2.4
Segment result	€m	**189**	167	13.2
Operating result	€m	**172**	158	8.9
EBITDA	€m	**230**	241	-4.6
Employees as at 30 September		**17,900**	18,198	-1.6

The pick-up in the global demand for maintenance, repair and overhaul (MRO) services continued, thereby boosting the course of business of the Lufthansa Technik group. From January to September 264 new contracts were clinched with an impact on revenue of €363m for the current business year. The number of clients rose by 6.1 per cent to 523.

In the period under review the Lufthansa Technik group generated revenue of €2.3bn (+2.4 per cent). While revenue with customers outside the Lufthansa Group increased by 7.1 per cent, intersegment revenue fell by 3.1 per cent in the wake, in particular, of Lufthansa Cargo's fleet rollover and the Group-wide cost-cutting programme. The share of external revenue in total revenue rose by 2.5 percentage points to 57.2 per cent. Total segment income came to €2.4bn.

Thanks to the initiated measures to cut costs, the Lufthansa Technik group succeeded in holding segment expenses at the 2004 level with €2.2bn (+0.6 per cent). Whereas the cost of materials went down by 0.5 per cent, staff costs went up by 2.2 per cent despite a smaller workforce on account of extra

spending on partial retirement. On 30 September the Technik group had a total workforce of 17,900 employees (–1.6 per cent). The staff cuts concerned Lufthansa Technik AG and Condor Cargo Technik GmbH. Other operating expenses were 8.4 per cent above the 2004 level. This was chiefly due to the employment of external personnel during peak load periods via the subsidiary Aviation Power as well as higher costs for the maintenance of buildings. Depreciation and amortisation dropped by 30.1 per cent to €51m. In 2004 goodwill depreciation charges of €18m had been incurred.

The cost-cutting and efficiency-boosting programme "Perspectives Technik" led to savings of €77m up to the end of September and identified a further €42m of potential savings for the full year. Up to the end of 2006 €240m of additional savings and improvements are to be realised.

During the reporting period the MRO segment's capital expenditure amounted to €75m (+€14m). It was devoted primarily to the meanwhile completed construction of a new maintenance hangar for Condor Cargo Technik, the preparations for the construction of the Airbus A380 maintenance hangar in Frankfurt, additional spare engines and the purchase of production facilities.

Between January and September 2005 the Lufthansa Technik group lifted the prior-year segment result by 13.2 per cent to €189m. The operating result of €172m was likewise better than in 2004 (+8.9 per cent). For 2005 as a whole Lufthansa Technik anticipates that, if all the productivity-enhancing measures are continued, it can further improve on last year's operating result.

Lufthansa Technik continues to operate successfully in Russia. Following the extension of the MRO agreement for Siberia, Technik signed a five-year contract with Pulkovo Airlines for total technical support. The completion centre will for the first time equip a business jet for a Russian client with a VIP cabin.

Ameco Beijing and United Airlines have signed a five-year deal for the maintenance of its Boeing 777 fleet (80 events). In October Ameco made a start on overhauling five aircraft.

Airfoil Services Sdn.Bhd., Kuala Lumpur, a joint venture with MTU Aero Engines, announced in October to quadruple its revenue to US$20m up to 2010 with a new building, new, state-of-the-art repair methods and an expanded product portfolio.

Segment Catering*
LSG Sky Chefs Group

		January–September **2005**	2004	Change in per cent
Revenue	€m	**1,636**	1,812	–9.7
Segment result	€m	**–202**	–135	–49.6
Operating result	€m	**4**	–114	–
EBITDA	€m	**–3**	–6	50.0
Employees as at 30 September		**28,989**	30,265	–4.2

**Due to disposal of Chef Solutions in June 2004 comparability of previous year's figures is limited*

As of 1 January 2005 In-flight Management Solutions GmbH, Siam Flight Services Ltd., LSG Sky Chefs (Thailand) Ltd. and from August the newly founded LSG South America GmbH were newly consolidated in the Catering segment. Seven companies were eliminated from the consolidated accounts. Sky Chefs

Barcelona S.A. was merged with Sky Chefs Madrid S.A. to form LSG Sky Chefs España S.A. For part of last year the accounts had additionally included the Chef Solutions division that was sold on 8 June 2004 as well as SC International Services Ireland Ltd., which was liquidated in the second quarter. This hampers year-on-year comparisons.

In the third quarter LSG Sky Chefs continued the positive trend seen in the first six months, despite the persistently difficult situation in the American market. The reduction of service levels at all US airlines continued owing to the high oil price. On top of this, the loss of the revenue stream from Chef Solutions and the closure of some kitchens in the USA depressed revenue. In Europe and Asia/Pacific, by contrast, LSG Sky Chefs registered revenue growth in the wake of rising passenger numbers and new clients. On balance, the revenue total of the LSG Sky Chefs group fell by 9.7 per cent in the first nine months of 2005 to €1.6bn. After adding other segment income, the Catering segment generated total income of €1.8bn (–7.4 per cent).

The segment's expenses came to €2.0bn and were likewise lower than a year ago (–3.6 per cent). The decreases in the cost of materials (–15.5 per cent) and staff costs (–7.5 per cent) were due primarily to the sale of Chef Solutions and to the contraction of the workforce by 4.2 per cent. On 30 September the LSG Sky Chefs group had a total of 28,989 employees.

In contrast to this, depreciation and amortisation expense soared by 87.6 per cent to €242m. It contained an impairment charge of €200m on the goodwill of the investment in the USA. The reason for this is the considerable further erosion of the airline catering business in the USA as in September two more major airline customers – Northwest and Delta – filed for bankruptcy under Chapter 11 creditor protection proceedings.

The segment's capital expenditure of €59m (+84.4 per cent) was invested in the purchase of kitchen facilities in the United Kingdom and in Thailand.

From January to September 2005 LSG Sky Chefs posted a positive operating result, for the first time since 11 September 2001, of €4m (2004: –€114m) – representing the fruit of the comprehensive restructuring programme. The segment result was burdened, however, by the extraordinary write-downs and amounts to –€202m (2004: –€135m). For the full year the company expects the positive trend to continue and to post an operating profit before restructuring charges.

The cost-cutting measures taken will produce further improvements in productivity in the course of this year, while the outcome of the "Triangle project" will curb administrative costs substantially. In March LSG Sky Chefs streamlined its organisational structure and re-ordered the regional responsibilities. In September a new remuneration system was agreed with the trade unions for the roughly 7,000 employees in Germany. It is oriented to the customary pay level in the catering industry and in addition ensures sufficient flexibility to enable the company to react quickly to market changes.

Segment Leisure Travel

Thomas Cook AG

		1 November 2004–31 July 2005	1 November 2003–31 July 2004	Change in per cent
Revenue	€m	**4,910**	4,836	1.5
Result from operations (EBITA)	€m	**-37**	-121	69.4
Average number of employees		**23,416**	24,566	-4.7

Thomas Cook AG further improved its commercial performance in the third quarter of its business year (1 May 2005 to 31 July 2005). The decrease in the number of holidaymakers seen in the first half of the year was offset by the buoyant trend in the summer months. In the first nine months of the current business year (1 November 2004 to 31 July 2005) 7.3 million vacationers used a travel product of the Thomas Cook group; this was 0.5 per cent more than the prior-year figure. As part of its restructuring measures the company had put profitability before growth. As a consequence of this prioritisation the number of package tourists in Germany contracted by 2.3 per cent but increased slightly in the other major markets such as the United Kingdom (+2.4 per cent) or Western Europe (+1.9 per cent). The average journey duration shortened by 0.2 to 8.9 days. The airline business in Germany recorded growth rates of 6.1 per cent thanks above all to the seat-only business segment.

Between November 2004 and July 2005 the Thomas Cook group generated revenue of €4.9bn (+1.5 per cent). The expenditure on leisure travel services grew by 1.7 per cent owing to the high fuel prices. The extra fuel costs could not be fully neutralised by savings in other areas, such as hotels. The group's gross yield margin of 23.6 per cent consequently dipped slightly below the prior-year figure (23.8 per cent).

Other operating expenses were reduced by 4.3 per cent compared with last year to €1.3bn. Depreciation and amortisation charges dropped by 15.6 per cent owing to the contraction of the fleet. Staff costs were reduced by 2.3 per cent in the wake of downsizing. In the reporting period the Thomas Cook group employed an average of 23,416 persons, which was 4.7 per cent fewer than twelve months earlier.

In the first nine months of the 2004/2005 business year the Thomas Cook group turned in a markedly better result than in 2003/2004. Owing to the high seasonally induced losses from the winter months, however, the EBITA is still negative at -€37m (2003/2004: -€121m). The at-equity segment result comes to -€27m (2003/2004: -€142m).

During the period under review Thomas Cook invested €29m (2003/2004: €42m), and raised its cash flow by 20.9 per cent to €735m. The group's net indebtedness was completely eliminated, and the liquid assets now exceed the borrowings by €106m.

At the end of August 4.1 per cent more vacationers had booked a leisure travel product with the group than a year previously. In Germany the number of customer bookings recorded by the tour operators and the airline was as much as 9.1 per cent higher. In the light of this booking situation and the advances made in reducing operating costs, Thomas Cook AG anticipates that it will be able to post a full-year profit after taxes for the first time in four years.

The restructuring programme launched at the start of 2004 is now being completed: on the part of the tour operators, sales division and at the group's headquarters all the measures have been implemented and are influencing the income statement. At Condor the recovery programme is likewise on schedule. Two-thirds of the measures have already been effected and the remaining third will feed into the result in the coming business year.

In the context of restructuring its equity portfolio, Thomas Cook AG signed an agreement in late September to sell 75.1 per cent of the shares in the German club brand Aldiana to the Spanish Grupo Santana Cazorla.

Segment IT Services
Lufthansa Systems Group

		January–September **2005**	2004	Change in per cent
Revenue	€m	**457**	458	−0.2
Segment result	€m	**37**	36	2.8
Operating result	€m	**37**	35	5.7
EBITDA	€m	**60**	57	5.3
Employees as at 30 September		**3,263**	3,191	2.3

The recovery of the aviation industry led to growing demand for IT services and boosted the course of business of the Lufthansa Systems group. Between January and September 2005 revenue generated with companies outside the Lufthansa Group was raised by 7.6 per cent to €185m and all but offset the decline in inter-segment revenue (−4.9 per cent). Consequently, total revenue of €457m almost equalled last year's figure (−0.2 per cent). The Lufthansa Systems group generated total segment income of €469m (−1.9 per cent).

The segment expenses were reduced by 2.3 per cent to €432m. The cost of materials went down by 36.1 per cent to €23m. Collective pay rises and an increase in the headcount caused staff costs to expand by 4.3 per cent to €171m. On 30 September 2005 the Systems group's workforce numbered 3,263 employees, which was 2.3 per cent more than at the same time in 2004.

The above-average increase (+20.6 per cent) in the segment's capital expenditure to €41m was related to the new development of an IT platform for passenger systems. This had a knock-on effect on depreciation and amortisation, which grew by 9.5 per cent.

In the first nine months of the 2005 business year the Lufthansa Systems group earned a segment result of €37m (2004: €36m). The operating result, too, comes to €37m (2004: €35m). The full-year operating result should match the 2004 figure.

In order to further lower the unit costs of IT services and bolster the group's competitiveness, Lufthansa Systems will source an increasing share of its production from cheaper locations outside Germany. Pleasing progress is being made on the replacement of the MultiHost airline system, which runs under the name FACE (Future Airline Core Environment). For the core components reservation, inventory and check-in a new platform is currently being developed. Lufthansa Systems is collaborating on this project with Unisys; a corresponding agreement was signed in August.

Service and Financial Companies

		January–September 2005	2004	Change in per cent
Other segment income	€m	**573**	601	–4.7
Segment result	€m	**366**	404	–9.4
Employees as at 30 September		**1,103**	1,099	0.4

The consolidated group of Service and Financial Companies comprises Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH, Lufthansa Flight Training GmbH (LFT) and some financial companies. The income from training services (LFT) and the credit card commissions (AirPlus) as well as the income from fixed investments and the proceeds from asset disposals are contained under other segment income. The corresponding outlays are booked under other segment expenses.

The three-quarter segment result totalling €366m comprises the income from the disposal of the remaining equity stake in Amadeus GTD S.A. Madrid (5.06 per cent) to WAM Acquisition S.A., Madrid, which netted a book profit of €180m, and the sale of the shareholding in Loyalty Partner GmbH, which yielded a capital gain of €107m. Last year's corresponding result of €404m was boosted by book profits of €292m from the sale of the Amadeus share package. A lower result is expected for the full year than in 2004.

The segment's capital expenditure comes to €175m. The bulk of this was invested in purchasing a participating interest of 11.68 per cent in WAM Acquisition for €100m.

Disclaimer in respect of forward-looking statements

Information published in this interim report with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect", "forecast", "intend", "project", "plan", "estimate" or "intend". These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Consolidated Income Statement

	Jan–Sep 2005 €m	Jan–Sep 2004 €m	**July–Sep 2005 €m**	July–Sep 2004 €m
Traffic revenue	10,248	9,652	3,717	3,442
Other revenue	3,017	3,071	1,097	1,027
Revenue	**13,265**	**12,723**	**4,814**	**4,469**
Changes in inventories and work performed by the enterprise and capitalised	79	55	27	40
Other operating income	1,065	1,015	510	211
Cost of materials	-6,549	-6,068	-2,411	-2,163
Staff costs	-3,546	-3,525	-1,219	-1,131
Depreciation and amortisation	-1,026	-800	-484	-271
Other operating expenses	-2,707	-2,741	-916	-887
Profit/loss from operating activities	**581**	**659**	**321**	**268**
Income from investments accounted for using the equity method	329	-125	394	30
Other income from subsidiaries, joint ventures and associates	45	27	19	5
Net interest	-198	-256	-52	-73
Other financial items	-13	-29	-13	-36
Financial result	**163**	**-383**	**348**	**-74**
Profit/loss before income taxes	**744**	**276**	**669**	**194**
Income taxes	-163	-110	-89	-68
Profit/loss after income taxes	**581**	**166**	**580**	**126**
Minority interests	-165	-2	-164	-1
Group result	**416**	**164**	**416**	**125**
Basic earnings/loss per share* in €	**0.93**	**€ 0.39**	**€ 0.93**	**€ 0.29**
Diluted earnings/loss per share* in €	**0.88**	**€ 0.38**	**€ 0.88**	**€ 0.29**

**The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 30 September 2005

Assets	30 September 2005 €m	31 December 2004 €m	30 September 2004 €m
Goodwill	492	667	720
Other intangible assets	141	152	146
Aircraft and spare engines	7,096	7,317	7,176
Investment property	18	18	18
Other tangible assets	1,415	1,356	1,385
Investments accounted for using the equity method	1,043	592	544
Other financial assets	632	635	702
Repairable aircraft spare parts	444	460	426
Receivables and other assets	216	180	108
Deferred income taxes	204	166	202
Non-current assets	**11,701**	**11,543**	**11,427**
Inventories	403	376	384
Trade receivables	2,411	1,648	2,095
Other receivables and other assets	1,026	715	1,002
Securities	1,188	952	1,413
Cash and cash equivalents	2,980	2,836	2,958
Assets held for sale	16	–	–
Current assets	**8,024**	**6,527**	**7,852**
Total assets	**19,725**	**18,070**	**19,279**

Shareholders' equity and liability	30 September 2005 €m	31 December 2004 €m	30 September 2004 €m
Capital stock	1,172	1,172	1,172
Reserves from share premiums	1,366	1,366	1,366
Fair value reserves	94	50	174
Retained earnings	1,278	982	960
Group result	416	404	164
Equity attributable to shareholders of Deutsche Lufthansa AG	**4,326**	**3,974**	**3,836**
Minority interests	205	40	48
Shareholders' equity	**4,531**	**4,014**	**3,884**
Retirement benefit obligations	4,093	4,132	4,604
Other provisions	438	432	425
Long-term financial liabilities	2,267	3,085	3,121
Other liabilities	378	538	585
Deferred income tax liabilities	571	285	374
Long-term liabilities	**7,747**	**8,472**	**9,109**
Other provisions	3,860	3,056	3,850
Short-term financial liabilities	1,239	221	446
Trade payables	820	1,006	773
Other liabilities	1,495	1,238	1,115
Income tax liabilities	33	63	102
Provisions and liabilities from assets held for sale	–	–	–
Short-term liabilities	**7,447**	**5,584**	**6,286**
Total shareholders' equity and liabilities	**19,725**	**18,070**	**19,279**

Consolidated Statement of Changes in Shareholders' Equity

	Capital stock	Reserves from share premiums	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings
	€m	€m	€m	€m	€m	€m
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**
Transfers	–	–	–	–	–	-984
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	8	–
Changes in fair value	–	–	179	161	–	–
Transfers to acquisition cost	–	–	30	0*	–	–
Transfers to the income statement	–	–	-113	-1	–	–
Other neutral changes	195	557	–	–	–	3
Balance on 30 September 2004	**1,172**	**1,366**	**9**	**165**	**-112**	**1,072**
Balance on 31 December 2004	**1,172**	**1,366**	**-150**	**200**	**-107**	**1,089**
Transfers	–	–	–	–	–	267
Dividends	–	–	–	–	–	–
Profit/loss after income tax	–	–	–	–	–	–
Cross currency effects	–	–	–	–	2	–
Changes in fair value	–	–	371	-6	–	–
Transfers to acquisition cost	–	–	27	–	–	–
Transfers to the income statement	–	–	-166	-182	–	–
Other neutral changes	–	–	–	–	–	27
Balance on 30 September 2005	**1,172**	**1,366**	**82**	**12**	**-105**	**1,383**

*rounded below €1m

Group result	Equity attributable to shareholders of Deutsche Lufthansa AG	Minority interests	Share-holders' equity
€m	€m	€m	€m
-984	**2,653**	**43**	**2,696**
984	–	–	–
–	–	–	–
164	164	2	166
–	8	–	8
–	340	–	340
–	30	–	30
–	-114	–	-114
–	755	3	758
164	**3,836**	**48**	**3,884**
404	**3,974**	**40**	**4,014**
-267	–	–	–
-137	-137	–	-137
416	416	165	581
–	2	2	4
–	365	–	365
–	27	–	27
–	-348	–	-348
–	27	-2	25
416	**4,326**	**205**	**4,531**

Currency translation differences are disclosed under retained earnings in the balance sheet. The neutral changes in the issued capital and in the capital reserve result from the capital increase amounting to €752m. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–September 2005 €m	January–September 2004 €m
Cash and cash equivalents on 1 January	**2,836**	**2,001**
Profit/loss before income taxes	744	276
Depreciation of fixed assets (net of reversals)	1,026	807
Depreciation of repairable aircraft spare parts	43	25
Result from fixed asset disposal	-294	-346
Result from investments accounted for using the equity method	-329	118
Net interest	198	256
Income taxes paid	-50	-10
Changes in inventories	-28	37
Changes in receivables, other assets and prepaid expenses	-936	-600
Changes in provisions and accruals	1,199	947
Changes in liabilities (without borrowings)	-186	-112
Other	-95	17
Cash flow from operating activities	**1,292**	**1,415**
Purchase of tangible assets and intangible assets	-707	-1,163
Purchase of financial assets	-139	-29
Additions to repairable aircraft spare parts	-27	-47
Proceeds from sale of non-consolidated equity investments	347	431
Proceeds from sale of consolidated equity investments**	–	63
Acquisition of non-consolidated equity investments	-201	-100
Acquisition of consolidated equity investments	–	–
Proceeds from disposals of intangible assets, tangible assets and other financial assets	96	161
Interest received	164	110
Dividends received	59	42
Net cash used in investing activities	**-408**	**-532**
Securities/fixed-term deposits	-520	-692
Net cash used in investing activities and cash investments	**-928**	**-1,224**
Net accrual from capital increase	–	740
Long-term borrowings	287	483
Repayments of long-term borrowings	-208	-209
Other borrowings	36	-65
Dividends paid	-137	–
Interest paid	-198	-184
Net cash used in financing activities	**-220**	**765**
Net increase/decrease in cash and cash equivalents	**144**	**956**
Effects of exchange rate changes	0*	1
Cash and cash equivalents on 30 September	**2,980**	**2,958**
Securities	1,188	1,413
Term deposits	0*	0*
Total liquid funds	**4,168**	**4,371**
Net increase/decrease in total liquid funds	1,446	1,649

**rounded below €1m*
***In the first to third quarter of 2004 excluding cash disposals amounting to €3m*

Note to the Consolidated Cash Flow Statement see page 19

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies
Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. In-flight Management Solutions GmbH, Siam Flight Services Ltd. and LSG Sky Chefs (Thailand) Ltd. were consolidated as from 1 January 2005. On being set up in July and August, respectively, AirTrust AG and LSG South America GmbH were likewise included in the consolidated financial statements. Caterair Inflight Services of V.I., Inc. and Caterair International Japan Limited no longer figure in the consolidated accounts following their liquidation. With effect from 1 April 2005 75 per cent of LSG Hygiene Institute GmbH was sold; since then the company has been valued as a subsidiary using the equity method. The companies Caterair Portugal – Assistencia A Bordo Lda., Cocina del Aire de Provincia S.A. de C.V., Marriott Export Services C.A. and Marriott International Trade Services C.A. were dropped from the consolidated financial statements as they no longer engage in business activities. Sky Chefs Barcelona S.A. was merged with Sky Chefs Madrid S.A. to form LSG Sky Chefs España S.A.

Compared with the position at 30 September 2004 the consolidated Group was additionally expanded by the inclusion of GOAL Verwaltungsgesellschaft mbH & Co. Projekt Nr.7 OHG, Lufthansa Malta Holding Ltd. and Lufthansa Malta Aircraft-Leasing Ltd, which were only founded in December 2004. On the other hand, the figures for the first three quarters of 2004 had still partly included the companies belonging to the Chef Solutions division which were sold in June 2004 as well as SC International Services Ireland Ltd., which was liquidated in the second quarter of 2004. The following tables show the main consequences of the changes in the consolidated Group compared with the first nine months of 2004.

Balance Sheet

	Group **30 September 2005** €m	*of which from* changes in the group of consolidated companies in the year 2005 €m
Non-current assets	11,701	333
Current assets	8,024	7
Balance sheet total	19,725	340
Shareholders' equity	4,531	326
Long-term liabilities	7,747	7
Short-term liabilities	7,447	7

Income Statement

	Group **January–September 2005** €m	*of which from* changes in the group of consolidated companies compared with the interim reporting September 2004 €m
Revenue	13,265	16
Operating income	14,409	17
Operating expenses	– 13,828	– 11
Profit from operating activities	581	6
Financial result	163	320
Income taxes	– 163	– 1
Profit/loss after income taxes	581	325

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**30 September 2005** €m	31 December 2004 €m
from guarantees, bills and cheque charges	672	628
from warranty agreements	1,013	899
from collateralisation of third-party liabilities	3	3

Various provisions with a total potential effect on the financial result of €381m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2004 was €340m.

Of the contingent asset specified in the full-year consolidated financial statements for 2004 in connection with the sale of an equity interest amounting to €14m, a further €3m was realised in the first three quarters of 2005. It is anticipated that another €10m will be received in the coming years.

€5m accrued in the first three quarters of 2005 from an aircraft sale contracted at the end of 2004. This resulted in book profits of €2m. A sales agreement for two more aircraft was concluded in the second quarter of 2005. €4m accrued from this sale in the third quarter of 2005. The book profit of €1m will be realised in the fourth quarter of 2005 with the delivery of the aircraft.

The contingent asset described in the full year's consolidated financial statements for 2004 resulting from a D & O insurance policy in connection with a claim for damages in Scandinavia continues to exist in the amount of €127.5m.

At the end of September 2005 procurement obligations of €3.0bn existed concerning investments in tangible and intangible fixed assets (at 31 December 2004 these obligations had likewise amounted to €3.0bn).

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by €25 million with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

In line with the decision of Annual General Meeting held on 25 May 2005, the distributable profit amounting to €137m shown in the parent company's full-year financial statements for 2004 was duly paid out to the shareholders. The dividend for the 2004 financial year amounted to €0.30 per share.

Management

At its meeting on 22 March 2005 Lufthansa's Supervisory Board confirmed Wolfgang Mayrhuber in his post as Chairman of the Executive Board of Deutsche Lufthansa AG and extended his contract, which was due to expire on 31 December 2005, by five years until 31 December 2010.

Asset and financial position in the first three quarters of 2005

The use of the IFRS applicable from 1 January 2005 has necessitated a new balance sheet presentation according to the maturity of assets and liabilities. The figures for the first three quarters of 2004 and at the end of 2004 have been adjusted accordingly.

Assets held for sale

	January–September 2005 €m
Assets	
Aircraft and spare engines	13
Financial assets	–
Other assets	3
Equity/Liabilities from assets held for sale	
Equity	–
Liabilities	–

The changes in the group of consolidated companies compared with the end of 2004 and the third quarter of 2004 have an impact on the asset and financial position primarily owing to the first-time consolidation of AirTrust AG. AirTrust values SWISS using the equity method.

The Group's asset total at the end of the third quarter of 2005 amounted to €19.7bn, which was 9.2 per cent or €1.7bn more than the figure at end-2004. The growth was again due almost exclusively to short-term assets, which surged by as much as €1.5bn to €8.0bn. Besides a seasonal and growth-related steep rise in the normal trade receivables there was also a sharp increase in the fair value of the financial derivatives which were definable as short-term. Liquid funds including securities also increased further vis-à-vis the end of 2004. The stock of non-current assets likewise expanded by €0.2bn altogether, largely owing to the acquisition of the shares in SWISS via AirTrust AG. The ratio of non-current assets to total assets consequently fell from 63.9 per cent at the end of 2004 to 59.3 per cent.

On the liabilities side, minority interests count as part of shareholders' equity as from the start of the 2005 financial year. The sharp rise in this item is due to the 51 per cent stake held by the Almea Stiftung in AirTrust AG, which in turn currently holds 99 of the shares in Swiss. The equity increased vis-à-vis the end of 2004 by a total of €0.5bn to €4.5bn. The rise is due mainly to the positive result at the three-quarter stage which outweighs the dividend payout of €137m. Owing to the positive development of shareholders' equity, the sharp balance sheet growth was more than offset in the equity ratio. It increased by 0.8 percentage points to 23.0 per cent.

With a profit before income taxes of €744m, a cash flow from operating activities of €1.3bn was generated. After the first three quarters of 2004 the result before income tax had amounted to €276m and the cash flow €1.4bn. Despite the significantly higher pre-tax result, the cash flow is down over twelve months. This is solely attributable to the change in working capital. The change amounting to –€46m mirrors a marked rise in receivables, whereas liabilities did not expand to the same extent. The rise in receivables at the end of the third quarter is partly attributable to seasonal factors and partly to the contractual changeover of the payment period with a credit card company.

In the first nine months of 2005 a total of €928m was required for investing activities, including the acquisition of securities/fixed-term deposits (2004: €1.2bn), which was fully funded out of the cash flow from operating activities. Of the gross capital expenditure of €1.0bn, €501m was invested in purchases of and advance payments on aircraft. Up to the end of September three new Airbus A330-300s were delivered. A further €340m was expended on financial assets, chiefly equity stakes. In addition, €285m was transferred to the Lufthansa Pension Trust to finance future payments arising from retirement benefit obligations.

A total of €220m was required for financing activities, i.e. borrowings in connection with the conclusion of finance leasing agreements, scheduled redemptions as well as interest and dividend payments, with the result that the liquid funds increased by €142m.

As at 30 September the Group's liquid funds exceeded its gross indebtedness by €562m. Its net assets consequently increased by €144m compared with the end of 2004. Lufthansa's gearing, including its retirement benefit obligations, fell to 77.9 per cent (end-2004: 92.5 per cent).

Segment Reporting Lufthansa Group January–September 2005

Business segment information January–September 2005 in €m:

	Passenger Business[1] Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering**[1] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	8,568	1,944	1,317	1,251	–	185	–	13,265
– of which traffic revenue	8,388	1,860	–	–	–	–	–	10,248
Inter-segment revenue	367	11	985	385	–	272	–	2,020
Total revenue	8,935	1,955	2,302	1,636	–	457	–	15,285
Other segment income	890	101	88	118	-27	12	573	1,755
– of which from investments accounted for using the equity method	326	11	12	7	-27	–	0*	329
Cost of materials	5,111	1,322	1,110	702	–	23	19	8,287
Staff costs	1,668	244	704	711	–	171	52	3,550
Amortisation and depreciation	586	102	51	242	–	23	18	1,022
– of which impairments	–	–	–	200	–	–	–	200
Other operating expenses	1,841	317	336	301	–	215	118	3,128
Segment results	**619**	**71**	**189**	**-202**	**-27**	**37**	**366**	**1,053**
– of which from investments accounted for using the equity method	326	11	12	7	-27	–	0*	329
Segment assets	8,751	1,287	2,226	1,144	266	237	3,233	17,144
– of which from investments accounted for using the equity method	600	8	95	71	266	–	3	1,043
Segment liabilities	6,943	740	1,649	778	–	229	2,078	12,417
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	564	30	75	59	–	41	175	944
– of which from investments accounted for using the equity method	92	–	0*	–	–	–	–	92
Other significant non-cash items**	162	18	71	32	–	8	1	292
Average number of employees	35,173	4,788	17,772	28,862	–	3,234	1,102	90,931

*rounded below €1m

**Essentially transfers to provisions for retirement benefit obligations and other long-term staff provisions. The 2004 figures have been adjusted accordingly.

[1]Due to changes in the group of consolidated companies comparability of previous year's figures is limited.

Business segment information January–September 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Logistics group	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Com-panies**	Segment total
External revenue	8,109	1,776	1,230	1,436	–	172	–	12,723
– of which traffic revenue	7,950	1,702	–	–	–	–	–	9,652
Inter-segment revenue	353	9	1,017	376	–	286	–	2,041
Total revenue	8,462	1,785	2,247	1,812	–	458	–	14,764
Other segment income	520	83	108	83	-142	20	601	1,273
– of which from investments accounted for using the equity method	-2	7	4	10	-142	–	-2	-125
Cost of materials	4,681	1,187	1,116	831	–	36	14	7,865
Staff costs	1,598	256	689	769	–	164	53	3,529
Amortisation and depreciation	488	84	73	129	–	21	13	808
– of which impairments	2	1	–	–	–	–	–	3
Other operating expenses	1,923	331	310	301	–	221	117	3,203
Segment results	**292**	**10**	**167**	**-135**	**-142**	**36**	**404**	**632**
– of which from investments accounted for using the equity method	-2	7	4	10	-142	–	-2	-125
Segment assets	8,191	1,385	1,884	1,408	199	192	3,125	16,384
– of which from investments accounted for using the equity method	182	7	83	69	199	–	4	544
Segment liabilities	7,252	648	1,368	786	–	220	1,422	11,696
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	923	133	61	32	–	34	122	1,305
– of which from investments accounted for using the equity method	53	–	0*	2	–	–	–	55
Other significant non-cash items**	132	17	49	30	–	8	2	238
Average number of employees	34,691	5,063	18,113	30,606	–	3,169	1,136	92,778

**rounded below €1m*
***Essentially transfers to provisions for retirement benefit obligations and other long-term staff provisions. The 2004 figures have been adjusted accordingly.*

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–September		Reconciliation January–September		Group January–September	
	2005	2004	**2005**	2004	**2005**	2004
External revenue	13,265	12,723	–	–	13,265	12,723
– of which traffic revenue	10,248	9,652	–	–	10,248	9,652
Inter-segment revenue	2,020	2,041	–2,020	–2,041	–	–
Total revenue	15,285	14,764	–2,020	–2,041	13,265	12,723
Other segment income	1,755	1,273	–611	–203	1,144	1,070
– of which from investments accounted for using the equity method	329	–125	–329	125	–	–
Cost of materials	8,287	7,865	–1,738	–1,797	6,549	6,068
Staff costs	3,550	3,529	–4	–4	3,546	3,525
Amortisation and depreciation	1,022	808	4	–8	1,026	800
– of which impairments	200	3	–	–	200	3
Other operating expenses	3,128	3,203	–421	–462	2,707	2,741
Result	**1,053**	**632**	**–472**	**27**	**581**	**659**
– of which from investments accounted for using the equity method	329	–125	–329	125	–	–
Assets	17,144	16,384	2,581	2,895	19,725	19,279
– of which from investments accounted for using the equity method	1,043	544	–	–	1,043	544
Liabilities	12,417	11,696	2,777	3,699	15,194	15,395
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–September 2005 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	6,915	1,309	218	1,440	156	210	–	10,248
Other operating revenue	1,527	682	65	484	184	75	0*	3,017
Total revenue	8,442	1,991	283	1,924	340	285	0*	13,265

**rounded below €1m*
[1]traffic revenue is allocated by original place of sale

Geographical segment information January–September 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	6,679	1,134	207	1,301	134	197	–	9,652
Other operating revenue	1,390	945	75	461	139	61	0*	3,071
Total revenue	8,069	2,079	282	1,762	273	258	0*	12,723

**rounded below €1m*
[1]traffic revenue is allocated by original place of sale

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines (LH), Lufthansa CityLine (CLH), Lufthansa Cargo (LCAG) and Air Dolomiti (EN) as of 30 September 2005

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator LH	CLH	LCAG	EN
Airbus A300	14	–	14	–	–	–
Airbus A310	6	–	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	1	26	–	–	–
Airbus A330	11	2	11	–	–	–
Airbus A340	40	2	40	–	–	–
Boeing 737	63	2	63	–	–	–
Boeing 747	32	2	32	–	–	–
MD-11F	19	–	–	–	19	–
Canadair Regional Jet*	72	12	9	63	–	–
ATR	14	11	–	–	–	14
AVRO RJ85	18	13	–	18	–	–
BAE 146	4	4	–	–	–	4
Total	**375**	**49**	**257**	**81**	**19**	**18**

Leasing rate Lufthansa Group: 13 per cent

**9 Canadair Jets owned by Lufthansa are currently leased to Eurowings*

On 1 April 1955 – fifty years ago – Lufthansa took off in the tradition of the original Lufthansa, retaining the reputed name and the brand identity of the liquidated airline.
The logo back then was given a contemporary look, with a parabolic curve and capital letters, as shown on the cover of our Interim Report.

Financial Data 2006

2006

23 March	Press Conference and Analysts' Conference on 2005 result
11 May	Release of Interim Report January–March 2006
17 May	Annual General Meeting Cologne
27 July	Release of Interim Report January–June 2006
26 October	Press Conference and Analysts' Conference on Interim Report January–September 2006

The 3rd Interim Report 2005 is a translation of the original German Lufthansa 3. Zwischenbericht Januar–September 2005. Please note that only the German version is legally binding.

Latest financial information
on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-24 44 or
+49 69 696-9 70 02
Fax: +49 221 826-22 86 or
+49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Basis
60546 Frankfurt/Main
Tel.: +49 69 696-2 86 89
+49 69 696-64 70
+49 69 696-9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are
available via our Internet order service
or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/05